    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY  7, 1995

                                             REGISTRATION NO. 33-     ____
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                           -----------------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                           -----------------------

                         AMERICAN ANNUITY GROUP, INC.
            (Exact name of registrant as specified in its charter)


               Delaware                                   06-1356481
           (State or other
           jurisdiction of                             (I.R.S. Employer
          incorporation or                            Identification No.)
            organization)


                            250 EAST FIFTH STREET
                           CINCINNATI, OHIO  45202
                                (513) 333-5300
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                            MARK F. MUETHING, ESQ.
                    SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                AND SECRETARY
                            250 EAST FIFTH STREET
                           CINCINNATI, OHIO  45202
                                (513) 333-5300
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                   Copy to:

                           ROBERT E. COLETTI, ESQ.
                         KEATING, MUETHING & KLEKAMP
                             1800 PROVIDENT TOWER
                            ONE EAST FOURTH STREET
                            CINCINNATI, OHIO 45202
                                (513) 579-6560

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [___]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [___]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [___]

         If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [___]


         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [___]

                                                  CALCULATION OF REGISTRATION FEE
============================================================================================================
                                                                               Proposed
                                                                                Maximum
                                                          Proposed             Aggregate        Amount of
      Title of Each Class of        Amount to be      Maximum Offering         Offering        Registration
   Securities to be Registered       Registered        Price per Share           Price             Fee
- ------------------------------------------------------------------------------------------------------------
  Common Shares, par value
  $1.00 per share . . . . . . .       3,950,000           $9.875(1)         $39,006,250(1)       $13,451


  Transferable Subscription
  Rights evidencing rights to
  purchase Common Shares  . . .     3,950,000 (2)               (3)                    (3)              (4)
============================================================================================================

(1)  Estimated solely for purpose of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933 (the
     "Act"), based on (i) the average of the high and low prices per share of $9.875 on the New York Stock Exchange on July 5, 1995,
     (ii) the maximum number of Common Shares that may be issued pursuant to the exercise of subscription rights.
(2)  Such number of Rights to be distributed to stockholders on the basis of one right for each ten shares owned on the Record Date.
(3)  No consideration will be received by the Company upon distribution of Rights.
(4)  No filing fee is required for the registration of Rights pursuant to Rule 457(g) of the Act.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                          AMERICAN ANNUITY GROUP, INC.

                                      CROSS-REFERENCING SHEET SHOWING LOCATION IN PROSPECTUS
                                                OF INFORMATION REQUIRED BY FORM S-2
  Item
Number in
Form S-2
- --------
   1.       Forepart of the Registration Statement and         Facing Page; Outside Front Cover Page of
            Outside Front Cover Page of Prospectus .           Prospectus; Cross-Reference Sheet.

   2.       Inside Front and Outside Back Cover Pages          Inside Front and Outside Back Cover Pages of
            of Prospectus  . . . . . . . . . . . . .           Prospectus; Available Information; Documents
                                                               Incorporated by Reference; Table of Contents.

   3.       Summary Information, Risk Factors and              Prospectus Summary; Investment Considerations.
            Ratio of Earnings to Fixed Charges . . .

   4.       Use of Proceeds  . . . . . . . . . . . .           Use of Proceeds.

   5.       Determination of Offering Price  . . . .           Outside Front Cover Page; The Rights Offering.

   6.       Dilution . . . . . . . . . . . . . . . .           Inapplicable.

   7.       Selling Security Holders . . . . . . . .           Inapplicable.

   8.       Plan of Distribution . . . . . . . . . .           Outside and Inside Front Cover Pages; The Rights
                                                               Offering.

   9.       Description of Securities to be Registered         The Rights Offering; Description of the Capital
                                                               Stock.

   10.      Interests of Named Experts and Counsel .           Legal Matters; Experts.

   11.      Information with Respect to the Registrant         Front Cover Page; Information Regarding AAG;
                                                               Prospectus Summary; Use of Proceeds; Dividend
                                                               Policy; Capitalization; Acquisition of Laurentian;
                                                               Selected Historical Financial Information.

   12.      Incorporation of Certain Information by            Documents Incorporated by Reference.
            Reference  . . . . . . . . . . . . . . .

   13.      Disclosure of Commission Position on               Inapplicable.
            Indemnification for Securities Act
            Liabilities  . . . . . . . . . . . . . .

                  SUBJECT TO COMPLETION, DATED JULY 7, 1995
PROSPECTUS

                             [3,950,000] SHARES OF


                          AMERICAN ANNUITY GROUP, INC.


                     COMMON STOCK ISSUABLE UPON EXERCISE OF
                      RIGHTS TO SUBSCRIBE FOR SUCH SHARES


         American Annuity Group, Inc., a Delaware corporation ("AAG" or the "Company"), is distributing at no charge to the record holders of its shares of common stock, par value $1.00 per share (the "AAG Common Stock"), transferable subscription rights (the "Rights") to subscribe for and purchase from AAG shares of AAG Common Stock. Each AAG stockholder will receive one (1) Right for each ten (10) shares of AAG Common Stock held by such holder as of the close of business on August ___, 1995 (the "Record Date"). Each Right will entitle its holder (a "Rights Holder" or "Holder") to purchase one share of AAG Common Stock (the "Basic Subscription Privilege"), at an exercise price of $__________ per share (the "Exercise Price"). As soon as practicable after the Record Date, certificates evidencing the Rights (the "Rights Certificates") will be mailed to the Rights Holders. Each Rights Holder who exercises all of the Rights held by such Holder may purchase at the Exercise Price additional shares of AAG Common Stock that are not otherwise purchased pursuant to the exercise of Rights (the "Oversubscription Privilege"). If an insufficient number of shares of AAG Common Stock are available to satisfy fully all subscriptions pursuant to the Oversubscription Privilege, then the available shares will be prorated among those Holders who subscribe pursuant to the Oversubscription Privilege, based upon the respective numbers of Rights exercised by such Holders pursuant to the Basic Subscription Privilege. There were [_________] shares of AAG Common Stock issued and outstanding on the Record Date and approximately [3,950,000] Rights will be issued. These Rights will, in the aggregate, entitle the Rights Holders to purchase up to [3,950,000] shares of newly issued AAG Common Stock (the "Underlying Shares"). No fractional Rights or cash in lieu thereof will be distributed by AAG. The number of Rights to be distributed to each holder of AAG Common Stock will be rounded up to the nearest whole number. ACCORDINGLY, ALL STOCKHOLDERS WILL RECEIVE AT LEAST ONE RIGHT AND BE ELIGIBLE TO PARTICIPATE IN THE OVERSUBSCRIPTION PRIVILEGE. Payments received for Underlying Shares which are not available for purchase will be promptly returned by the exchange agent, Securities Transfer Company (the "Exchange Agent"), without interest. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege."

         As of the Record Date, the only person known to the Company to own more than 5% of AAG's Common Stock was American Financial Group, Inc. and its subsidiaries (collectively "American Financial"), which on such date beneficially owned 31,872,721 shares of Common Stock, representing approximately 81.4% of the number of shares of AAG Common Stock. The Company has been informed by American Financial that while it will exercise its Basic Subscription Privilege in full, it does not intend to exercise its Oversubscription Privilege. As a result, at the conclusion of the Rights Offering, American Financial will continue to own at least 81.4% of AAG's Common Stock. See "Business-Relationship With American Financial". For a discussion of the exercise of Rights by certain employee benefit plans of AAG, see "The Rights Offering-- Subscription Privileges--Oversubscription Privilege."

         The Rights will expire at 5:00 p.m., Eastern Time on September ___, 1995 unless extended by the Company (as extended, the "Expiration Date"). Rights Holders should consider carefully the exercise or sale of the Rights prior to the Expiration Date. A Rights Holder may exercise Rights by delivering a properly completed and executed Rights Certificate (or following the procedures for guaranteed delivery set forth herein), together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege to the Exchange Agent by the Expiration Date.

         AAG's Common Stock is listed on the New York Stock Exchange. On July 6, 1995, the closing price of AAG Common Stock on the New York Stock Exchange was $10.00. The Company anticipates that the Rights will also be listed on the New York Stock Exchange under the symbol "____". The Exercise Price has been determined by the Company's Board of Directors based upon a number of factors, one of which was the market price of AAG Common Stock immediately preceding the issuance of the Rights. See "The Rights Offering--Determination of Subscription Price."
                        ________________________________

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "INVESTMENT CONSIDERATIONS" WHICH BEGIN ON PAGE 12 OF THIS PROSPECTUS.
                        ________________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                                                      Proceeds to the
                     Exercise Price                      Underwriting Discounts       Company (1)
- -------------------------------------------------------------------------------------------------------------
  Per Share                                                       None
- -------------------------------------------------------------------------------------------------------------
  Total                                                           None
=============================================================================================================

 (1) Before deduction of estimated offering expenses of $________ payable by the Company.

                 The date of this Prospectus is July  __, 1995.
                      ____________________________________

                             AVAILABLE INFORMATION

         AAG has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 under the Securities Act of 1933 (the "Securities Act"), for the registration of the Rights and Underlying Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company, the Rights and the Underlying Shares, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement and the exhibits thereto as well as reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 (the "NYSE"), on which AAG's Common Stock is traded.

                      DOCUMENTS INCORPORATED BY REFERENCE

         This Prospectus incorporates by reference certain documents relating to the Company which are not delivered herewith. These documents (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available, without charge, on oral or written request by any person to whom this Prospectus is delivered. Written or telephone requests should be directed to Mark F. Muething, Senior Vice President, General Counsel and Secretary, 250 East Fifth Street, Cincinnati, Ohio 45202 (513) 333- 5300.

         The following documents, which have been filed by the Company (File No. 1-11632) with the Commission, are hereby incorporated by reference in this
Prospectus:

                 1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended (included herein);

                 2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (included herein); and

                 3.   The Company's Current Report on Form 8-K dated June 5,
                      1995.

         Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                        ________________________________

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Rights Holders and prospective investors should carefully consider the information set forth under the heading "Investment Considerations" prior to making an investment decision with respect to the Rights.


                                  THE COMPANY

         American Annuity Group, Inc. ("AAG" or the "Company") is a holding company whose primary asset is the capital stock of Great American Life Insurance Company ("GALIC"). The Company's principal executive offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202, and its telephone number is (513) 333-5300.

         AAG is the successor to STI Group, Inc., formerly known as Sprague Technologies, Inc. ("STI"). STI was formed in May 1987 by The Penn Central Corporation, for the purpose of divesting its electronics components businesses. STI subsequently sold substantially all of its assets and retired its debt, netting approximately $100 million in cash and cash equivalents.

         On December 31, 1992, STI purchased 100% of the capital stock of GALIC from Great American Insurance Company ("GAI") for $468 million. American Financial Group, Inc. ("American Financial"), the parent of GAI, beneficially owned approximately 81.4% of AAG's Common Stock at June 1, 1995.

         In 1994, AAG and GALIC formed or acquired several small subsidiaries with combined total assets of approximately $40 million, including the following: Lifestyle Financial Investments, Inc. and T'N'T Marketing, Inc., third-party marketers of annuities through financial institutions; Western Pacific Life Insurance Company and Annuity Investors Life Insurance Company, two companies acquired principally for their insurance licenses; and AAG Securities, Inc., a broker-dealer licensed to sell mutual funds and variable annuities. The total investment in these companies by AAG is approximately $15 million.

         GALIC was incorporated in New Jersey in 1959 and redomiciled as an Ohio corporation in 1982. GALIC entered the tax-deferred annuity business in 1976; prior to that time it wrote primarily whole-life, term-life, and accident and health insurance policies. GALIC is currently rated "A" (Excellent) by A.M. Best.

         Annuities are long-term retirement savings plans that benefit from interest accruing on a tax-deferred basis. The issuer of the annuity collects contributions, credits interest on the policy and pays out a benefit upon death, surrender or annuitization.

         Annuity contracts can be either fixed rate or variable rate. With a fixed rate annuity, an interest crediting rate is set by the issuer, periodically reviewed by the issuer, and changed from time to time as determined to be appropriate. With a variable rate annuity, the value of the policy is tied to an underlying securities portfolio or other performance index. GALIC has not issued variable annuities in the past. AAG expects that in the fourth quarter of 1995 its wholly-owned subsidiary, Annuity Investors Life Insurance Company, will begin to offer variable annuities.

         GALIC sells annuities primarily to employees of qualified not-for-profit organizations under Section 403(b) of the Internal Revenue Code. These employees are eligible to save for retirement through contributions made on a before-tax basis. Contributions are made at the discretion of the participants through payroll deductions or through tax-free "rollovers" of funds. Federal income taxes are not payable on contributions or earnings until amounts are withdrawn.

                              RECENT DEVELOPMENTS

         On May 25, 1995, AAG entered into an agreement to acquire Laurentian Capital Corporation ("Laurentian" or "LCC"), a Philadelphia-based life insurance holding company. Laurentian's principal insurance subsidiaries are Loyal American Life Insurance Company ("Loyal") and Prairie States Life Insurance Company ("Prairie").

         Loyal, located in Mobile, Alabama, markets various forms of life, accident and health insurance and annuities, principally with the sponsorship of credit unions and banks that endorse Loyal's products to their members. It also writes life and health insurance through independent brokers.

         Prairie, located in Rapid City, South Dakota, markets individual life insurance and annuity policies with the sponsorship of state associations of funeral directors as well as individual funeral directors across the country.

         AAG will pay approximately $106 million for the outstanding common stock of Laurentian and will repay $45 million of Laurentian indebtedness concurrently with the acquisition. Immediately following consummation of the acquisition, AAG will sell Loyal and Prairie to GALIC for up to $90 million. AAG will fund the balance of the cost of acquiring Laurentian with the proceeds of this Rights Offering, borrowings under its line of credit and proceeds from dividend payments received from GALIC. See "Use of Proceeds" and "Acquisition of Laurentian."

         Consummation of the acquisition of Laurentian is not conditioned upon the completion of the Rights Offering, and completion of the Rights Offering is not conditioned upon the consummation of the acquisition of Laurentian.

                              THE RIGHTS OFFERING

Background; Use of Proceeds . . . . . . . . . . . .     The Board of Directors of the Company has determined to raise additional capital to provide a portion of the funds needed to acquire Laurentian.
                                                        The Board of Directors has further determined that a rights offering to its existing stockholders is a beneficial way of raising this capital.  See
                                                        "Acquisition of Laurentian," "The Rights Offering--Background" and "Use of
                                                        Proceeds."

Rights  . . . . . . . . . . . . . . . . . . . . . .     AAG is distributing at no charge to holders of AAG Common Stock at the close of business on August __, 1995 (the "Record Date"), transferable subscription rights (the "Rights") to subscribe for and purchase shares of
                                                        AAG Common Stock.  Each holder of AAG Common Stock will receive one (1)
                                                        transferable Right for each ten (10) shares of AAG Common Stock held of record on the Record Date.  The number of Rights distributed by AAG to each stockholder will be rounded up to the nearest whole number.  Approximately
                                                        [3,950,000] Rights will be distributed pursuant to the Rights Offering.
                                                        Each Right will be exercisable for  one share of AAG Common Stock.
                                                        [3,950,000]  shares of AAG Common Stock have been reserved for issuance upon exercise of the Rights (the "Underlying Shares").  The distribution of the Rights by AAG and the sale of shares of AAG Common Stock upon the exercise of the Rights or pursuant to the Oversubscription Privilege described below are referred to

                                                        as the "Rights Offering".  See "The Rights Offering--The Rights."

Record Date . . . . . . . . . . . . . . . . . . . .     August ___, 1995

Expiration Date . . . . . . . . . . . . . . . . . .     September ___, 1995, 5:00 p.m. Eastern Time, or such later date to which the Company may extend the expiration of the Rights.

Basic Subscription Privilege  . . . . . . . . . . .     Rights Holders are entitled to purchase for the Exercise Price one share of
                                                        Common Stock for each Right held (the "Basic Subscription Privilege").
                                                        American Financial has notified the Company that it intends to exercise its
                                                        Basic Subscription Privilege in full.  See "The Rights Offering--
                                                        Subscription Privileges--Basic Subscription Privilege."

Oversubscription Privilege  . . . . . . . . . . . .     Each Rights Holder who exercises all of the Rights held by such Holder may also subscribe at the Exercise Price for additional Underlying Shares (the
                                                        "Oversubscription Privilege").  If an insufficient number of Underlying
                                                        Shares is available to satisfy fully all subscriptions pursuant to the
                                                        Oversubscription Privilege, the available Underlying Shares will be prorated among all Rights Holders who subscribe pursuant to the
                                                        Oversubscription Privilege, based upon the respective numbers of Rights exercised by such holders pursuant to the Basic Subscription Privilege.
                                                        American Financial has notified the Company that it does not intend to exercise its Oversubscription Privilege.  See "The Rights Offering--
                                                        Subscription Privileges--Oversubscription Privilege."

Exercise Price  . . . . . . . . . . . . . . . . . .     $________ per share of AAG Common Stock (the "Exercise Price").

Procedure for Exercising Rights . . . . . . . . . .     The Basic Subscription Privilege may be exercised and the Oversubscription
                                                        Privilege may be subscribed for by properly completing the Rights
                                                        Certificate evidencing the Rights (a "Rights Certificate") and forwarding such Rights Certificate (or following the Guaranteed Delivery Procedures as described herein), with payment of the Exercise Price for each
                                                        Underlying Share purchased pursuant to the Basic Subscription Privilege and subscribed for pursuant to the Oversubscription Privilege, to Securities
                                                        Transfer Company, the Exchange Agent, for receipt by the Exchange Agent on or prior to the Expiration Date.

                                                        If the aggregate Exercise Price paid by an exercising Rights Holder is insufficient to purchase the number of Underlying Shares that such holder indicates on the Rights Certificate are being purchased or subscribed for, or if no number of Underlying Shares to be purchased or subscribed for is specified, then the Rights Holder will be deemed to have exercised the
                                                        Basic Subscription Privilege to purchase Underlying Shares to the full extent of the payment tendered.  If the aggregate Exercise Price paid by an exercising Rights Holder exceeds the amount necessary to purchase the number of Underlying Shares for which the Rights Holder has indicated on the Rights Certificate an intention to purchase, then the Rights Holder will be deemed to have subscribed pursuant to the Oversubscription
                                                        Privilege to the full extent of the excess payment tendered.  If any Rights
                                                        Holder is allocated a fewer number of shares than such Rights Holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that Holder will be returned without interest or deduction.
                                                        See "The Rights Offering--Exercise of Rights."

Method of Payment . . . . . . . . . . . . . . . . .     Payment in full for rights must be made by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to
                                                        Securities Transfer Company, or (b) wire transfer.  See "The Rights
                                                        Offering -- Exercise of Rights."

No Revocation . . . . . . . . . . . . . . . . . . .     Once a Rights Holder has exercised the Basic Subscription Privilege or subscribed under the Oversubscription Privilege, such exercise or subscription may not be revoked by such Rights Holder.  See "The Rights
                                                        Offering--No Revocation."

Transferability of Rights and
  AAG Common Stock  . . . . . . . . . . . . . . . .     It is anticipated that the rights will be listed on the NYSE and transferable. AAG Common Stock is listed on the NYSE.  See "The Rights
                                                        Offering--Method of Transferring Rights".

Amendment and Termination . . . . . . . . . . . . .     The Company may amend or terminate the Rights Offering at any time prior to delivery of the Underlying Shares.  See "The Rights Offering--Amendments
                                                        and Termination."

Persons Holding Shares, or Wishing to
  Exercise Rights, Through Others . . . . . . . . .     Persons holding AAG Common Stock and receiving the Rights distributable with respect thereto through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding stock certificates personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them.
                                                        See "The Rights Offering -- Exercise of Rights".

Certain Tax Consequences  . . . . . . . . . . . . .     Generally, neither AAG nor Holders will recognize any gain or loss upon receipt or exercise of Rights.  See "Federal Income Tax Considerations."

Shares Outstanding  . . . . . . . . . . . . . . . .     39,146,414 at the Record Date; approximately 43,071,000, assuming that all
                                                        Rights are exercised; approximately 42,334,000, assuming that no holder other than American Financial exercises Rights.

Issuance of AAG Common Stock  . . . . . . . . . . .     Certificates representing AAG Common Stock purchased pursuant to the exercise of Rights will be distributed to subscribers as soon as practicable.

Exchange Agent  . . . . . . . . . . . . . . . . . .     Securities Transfer Company, 12th Floor, One East Fourth Street,
                                                        Cincinnati, Ohio 45202, (513) 579-2414.


Symbol on New York Stock Exchange . . . . . . . . .     Common Stock - AAG;
                                                        Rights - [   ]

                           INVESTMENT CONSIDERATIONS

    For a discussion of some of the factors that should be considered in evaluating an investment in the Common Stock through the Rights Offering, see "Investment Considerations".

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

    The following tables set forth certain data (in millions, except per share data) of AAG and Laurentian and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial information contained in each respective company's annual report and quarterly report. Results of interim periods are not necessarily indicative of results to be expected for a full year. The Company acquired GALIC effective December 31, 1992. Information for periods prior to such date does not include the operations of GALIC.

                                                   AMERICAN ANNUITY GROUP, INC.
                                   Three Months Ended
                                        March 31,                       Year Ended December 31,
                                   ------------------     ---------------------------------------------------------
                                    1995        1994       1994          1993           1992          1991       1990
                                   ------      ------     ------        ------         ------        ------     ------
OPERATIONS STATEMENT DATA:
Total revenues                     $98.2       $92.9     $371.2        $387.2        $  3.6        $  1.9     $  0.4
                                  ======      ======     ======        ======        ======        ======     ======
Income (loss) from continuing
  operations                       $11.4       $10.8     $ 40.9        $ 53.0         ($9.0)        ($4.7)     ($6.0)
Loss from discontinued
  operations                           -           -       (2.6)         (9.6)        (16.8)        (47.8)     (43.3)
Extraordinary items                    -        (1.1)      (1.7)         (3.4)            -             -          -
Changes in accounting principle        -        (0.5)      (0.5)            -          (3.1)            -          -
                                  ------      ------     ------        ------        ------        ------     ------
Net income (loss)                  $11.4       $ 9.2     $ 36.1        $ 40.0        ($28.9)       ($52.5)     (49.3)
Earnings (loss) per common share:
  Continuing operations           $ 0.29      $ 0.28      $1.05         $1.41        ($0.50)       ($0.26)    ($0.33)
  Discontinued operations              -           -       (.07)         (.27)         (.94)        (2.66)     (2.37)
  Extraordinary items                  -       (0.03)      (.05)         (.10)            -             -          -
  Changes in accounting principle      -       (0.01)      (.01)            -          (.17)            -          -
                                  ------      ------     ------        ------        ------        ------      ------
  Net income (loss)               $ 0.29       $0.24      $0.92         $1.04        ($1.61)       ($2.92)     ($2.70)
Cash dividends per common share        -           -      $0.06         $0.05         $0.05         $0.05       $0.05

BALANCE SHEET DATA:
Total assets                    $5,257.3    $4,905.9   $5,089.9      $4,913.8       $4,480.4       $170.1      $294.8
Notes payable                      174.2       221.8      183.3         225.9          230.9         27.9        30.6
Net unrealized gains (losses)
  included in stockholders'
  equity                               -        24.7      (29.0)         56.9           28.4            -           -
Total stockholders' equity         244.8       233.5      204.4         250.3          186.6        108.5       171.8

                                                  LAURENTIAN CAPITAL CORPORATION
OPERATIONS STATEMENT DATA:
Total revenues                      $37.0       $32.8     $137.7        $134.3        $130.4       $131.0      $123.9
                                   ======      ======     ======        ======        ======       ======      ======
Income (loss) from continuing
   operations                       $ 2.3       $ 2.2     $  9.5        $  7.8        $  6.7       $  5.4     ($ 15.7)
Changes in accounting principle         -           -          -           0.4             -            -           -
                                   ------      ------     ------        ------        ------       ------      ------
Net income (loss)                   $ 2.3       $ 2.2      $ 9.5         $ 8.2         $ 6.7        $ 5.4     ($ 15.7)

Earnings (loss) per common share:
  Continuing operations            $ 0.30      $ 0.29      $1.22         $1.00         $0.80        $0.63      ($1.97)
  Change in accounting principle        -           -          -          0.05             -            -           -
                                   ------      ------     ------        ------        ------       ------      ------
  Net income (loss)                $ 0.30      $ 0.29      $1.22         $1.05         $0.80         $0.63     ($1.97)

BALANCE SHEET DATA:
Total assets                     $1,021.6      $976.4   $1,027.9        $972.7        $942.2        $952.4     $931.1
Debt                                 45.0        54.9       45.0          54.8          54.4          54.2       53.4
Net unrealized gains (losses)
  included in stockholders' equity   (4.7)        0.5      (10.9)          1.3          (0.2)         (0.7)    (  1.8)
Stockholders' equity                107.4       103.0       98.8         101.5          92.0          87.9       81.6

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following is a summary of certain unaudited pro forma financial information of AAG and Laurentian, which gives effect to the Rights Offering and the acquisition of Laurentian (the "Transactions") and is based on the estimates and assumptions set forth in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements assume the Transactions had occurred on (i) January 1, 1994 for the purposes of the pro forma statement of operations for the year ended December 31, 1994, and for the three months ended March 31, 1995, and (ii) March 31, 1995 for the purposes of the pro forma balance sheet.

    The summary unaudited pro forma financial information is derived from the unaudited pro forma financial statements included elsewhere in this Prospectus and should be read in conjunction with such pro forma statements and the notes thereto. Results of interim periods are not necessarily indicative of results to be expected for the year. The unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been consummated as of the assumed dates identified above, nor is it necessarily indicative of future operating results or financial position.

                                                                                Three Months Ended               Year Ended
                                                                                  March 31, 1995              December 31, 1994
                                                                                ------------------            -----------------
                                                                                      (In millions except per share data)
STATEMENT OF OPERATIONS DATA:
   Net investment income . . . . . . . . . . . . . . . . . . . . . . . .                $104.8                       $406.1
   Life, accident and health premiums  . . . . . . . . . . . . . . . . .                  23.5                         85.8
   Realized gains on sales of investments  . . . . . . . . . . . . . . .                   0.6                          0.2
   Total revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . .                 132.5                        496.3
   Benefits to policyholders . . . . . . . . . . . . . . . . . . . . . .                  86.7                        320.9
   Interest on borrowings and other debt expenses  . . . . . . . . . . .                   4.9                         22.3
   Total costs and expenses  . . . . . . . . . . . . . . . . . . . . . .                 112.6                        423.9
   Income from continuing operations before income taxes . . . . . . . .                  19.9                         72.4
   Net income from continuing operations . . . . . . . . . . . . . . . .                  13.0                         48.2
   Net income from continuing operations applicable to common stock  . .                  13.0                         47.3
   Net income from continuing operations per share of common stock . . .                  0.30                         1.13

 BALANCE SHEET DATA (AT END OF PERIOD):
   Total investments . . . . . . . . . . . . . . . . . . . . . . . . . .              $5,509.5
   Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .               6,175.0
   Annuity and insurance liabilities . . . . . . . . . . . . . . . . . .               5,348.9
   Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 188.1
   Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . .                 278.5

                           INVESTMENT CONSIDERATIONS

    Holders of the Rights should carefully consider the following factors in addition to the other information in this Prospectus in making a decision whether to exercise Rights to subscribe for AAG Common Stock or sell or transfer the Rights.

    MARKET CONSIDERATIONS. There can be no assurance that the market price of the AAG Common Stock will not decline prior to the Expiration Date or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Holder will be able to sell shares of AAG Common Stock purchased in the Rights Offering at a price equal to or greater than the Exercise Price. The election of a Holder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates are delivered, subscribing Holders may not be able to sell the shares of AAG Common Stock that they have purchased in the Rights Offering. Certificates representing shares of AAG Common Stock purchased will be delivered as soon as practicable after consummation of the Rights Offering. No interest will be paid to Holders on funds delivered to the Exercise Agent pursuant to the exercise of Rights.

    ABSENCE OF MARKET FOR RIGHTS. Although the Rights are expected to be listed on the NYSE and transferable, an active trading market for the Rights may not develop.

    HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS. The Company is an insurance holding company whose primary asset is the capital stock of GALIC. AAG's cash flow is derived principally from dividends on the capital stock of GALIC and tax allocation payments by GALIC. Accordingly, the ability of AAG to generate cash flow is dependent primarily on such tax allocation payments and, subject to regulation and limitations by the insurance laws and insurance departments of Ohio and California, dividends from GALIC. The operations of AAG are conducted through GALIC, its principal subsidiary. AAG's ability to generate cash flow from Prairie and Loyal, which will become subsidiaries of GALIC, will be based on the dividends distributed to GALIC and will also be subject to the regulation and limitations of the insurance laws of South Dakota and Alabama. Claims of creditors of AAG's subsidiaries, including policyholders, will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of AAG, even though such subsidiary obligations do not constitute senior indebtedness. In addition, in the event of a default on AAG's debt or an insolvency, liquidation or other reorganization of AAG, the creditors and stockholders of AAG will have no right to proceed against the assets of GALIC or to cause it to be liquidated, rehabilitated or placed in receivership or conservatorship. If GALIC were to be liquidated, such liquidation would be conducted by or under the supervision of the Ohio Insurance Commissioner as the receiver with respect to GALIC's property and business.

    REGULATION. The life insurance business is subject to extensive regulation and supervision by state insurance departments. Such regulation is primarily for the benefit and protection of policyholders and not investors. Such regulations, among other things, limit the amount of dividends and other payments that can be made by insurance companies without prior regulatory approval and impose restrictions on the amount and type of investments that such companies may have. In addition, AAG may be regulated in various states as an insurance holding company. Generally, under insurance holding company statutes, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company or its parent domiciled in its state.

    The National Association of Insurance Commissioners has adopted the Risk Based Capital ("RBC") For Insurers Model Act which applies to both life and property and casualty companies. The Model Act provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level". At March 31, 1995, the risk-based capital ratios of GALIC, Loyal and Prairie significantly exceeded RBC requirements.

    It is not possible to predict the future impact of any of these regulations on the operations of AAG's insurance subsidiaries.

    Recently, several legislative proposals have been advanced which, if adopted, would result in substantial relaxation of the restrictions which have limited the affiliation between banks and insurance companies. It is impossible to predict whether any of these proposals will be adopted. It is also impossible to predict the impact of the adoption of any of these proposals on the insurance industry in general or individual insurance companies.

    CERTAIN FACTORS AFFECTING THE INSURANCE BUSINESS. The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, maintenance of insurance ratings and other factors. GALIC competes with other annuity companies in the sale of tax-deferred annuities based on a number of factors, including the ratings assigned by A.M. Best Company, Inc. ("A.M. Best") and other independent insurance industry rating organizations. A.M. Best's ratings range from "A++" (Superior) to "F" (In Liquidation) and some companies are not rated. GALIC is rated "A" (Excellent). Management of GALIC believes that a rating in the "A" category is necessary to successfully market tax-deferred annuities to public education employees and other not-for-profit groups, the markets in which GALIC competes. Although management of AAG does not believe that GALIC's rating will be downgraded by A.M. Best, those companies' operations could be materially adversely affected by such downgrading.

    Prairie and Loyal, which will become subsidiaries of GALIC, compete in markets other than the sale of tax-deferred annuities. Loyal markets various forms of life, accident and health insurance and annuities, principally with the sponsorship of credit unions and banks that endorse Loyal's products to their members and customers. It also writes life and health insurance through independent brokers. Prairie markets individual life insurance and annuity policies with the sponsorship of state associations of funeral directors as well as individual funeral directors across the country. Prairie and Loyal are rated "B+" (Very Good) and "A-" (Excellent) by A.M. Best, respectively. While ratings are an important factor in competition between insurers in Prairie's and Loyal's markets, management of AAG believes that insurers can successfully compete in these markets with ratings of "B+" (Very Good) or better. Although management of AAG does not believe that Prairie's or Loyal's ratings will be downgraded by A.M. Best, AAG's business could be materially adversely affected by any such downgrading.

    COMPETITION. The various markets in which life insurance companies compete are highly competitive. GALIC, Prairie and Loyal compete with individual insurers and insurance groups and other financial institutions of varying size, many of which possess financial resources in excess of those available to these companies.

    AAG believes the ability to compete with other insurance companies is dependent in part upon its ability to attract and retain agents to market its products and its ability to develop competitive and profitable products. In addition, in connection with the development and sale of its products, GALIC encounters significant competition from other insurance companies, as well as from other investment alternatives available to its customers.

    AAG'S INVESTMENT PORTFOLIO. AAG's investment portfolio consists primarily of fixed income securities such as investment grade, publicly traded debt securities and mortgage-backed securities ("MBSs"). At March 31, 1995, fixed income securities (including policy loans, mortgage loans and short-term investments) comprised over 98% of AAG's investment portfolio. Approximately 28% was invested in MBSs. Certain risks are inherent in connection with fixed income securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent in connection with MBSs, including the risks associated with reinvestment of proceeds due to prepayment of such obligations. AAG has sought to reduce the risks associated with MBSs by investing in tranches of collateralized mortgage obligations which have a reduced risk of prepayment. AAG's investment portfolio also contains certain non-investment grade bonds, real estate and mortgage loans, with an aggregate carrying value of approximately $350 million as of March 31, 1995, representing less than 7% of its investment portfolio.

    LAURENTIAN'S INVESTMENT PORTFOLIO. Laurentian's investment portfolio also consists primarily of fixed income securities such as investment grade, publicly traded debt securities and MBSs. At December 31, 1994, fixed income securities (including policy loans, mortgage loans and short-term investments) comprised over 97% of Laurentian's investment portfolio. Approximately 75% was invested in MBSs. Included in Laurentian's investment portfolio are certain high-yield, non-investment grade bonds, real estate and mortgage loans with an aggregate carrying value of approximately $29 million as of December 31, 1994, representing approximately 5% of its investment portfolio.

    SIGNIFICANT STOCKHOLDERS; TRADING MARKET RISKS. As the beneficial owner of approximately 81.4% of the outstanding AAG Common Stock, American Financial is a "controlling person" of AAG and has the ability to approve any corporate action requiring stockholder approval, including the election of the entire Board of Directors of AAG, amendments to the Certificate of Incorporation and extraordinary corporate transactions such as mergers, consolidations and sale of all or substantially all of AAG's assets. Accordingly, American Financial controls AAG's policy decisions.

    AAG has been informed by American Financial that it will exercise its Basic Subscription Privilege in full. Further, American Financial has notified AAG that it does not intend to exercise its Oversubscription Privilege. As a result, at the conclusion of the Rights Offering, American Financial will continue to beneficially own at least 81.4% of the outstanding AAG Common Stock. Because less than 20% of AAG's Common Stock will be held by stockholders other than American Financial, an investment in AAG Common Stock may not be as liquid as investments in other equity securities.

    FEDERAL INCOME TAX TREATMENT OF ANNUITY PRODUCTS. Current federal income tax law generally permits the tax deferred accumulation of earnings on the premiums paid by an annuitant. Taxes, if any, are payable on the accumulated tax-deferred earnings when these earnings are paid to the annuitant. From time to time, there have been proposed changes to the federal income tax laws that would eliminate this tax deferral for certain types of annuity products, although historically such proposals have not included the annuity products marketed by GALIC. In the event that the federal income tax laws are changed such that accumulated earnings on annuity products sold by GALIC no longer enjoy the tax-deferral described above, demand for the affected annuity products could decline substantially or be eliminated. The operations and business prospects of GALIC would be materially and adversely affected by any material decrease in the demand for its annuity products. No assurance can be given that such a tax law change will not occur in the future.

    ENVIRONMENTAL MATTERS INVOLVING AAG. AAG has certain continuing obligations with respect to the investigation and cleanup of hazardous substances resulting from former electronic component manufacturing facilities still owned by AAG and facilities transferred in connection with sales of certain operations, as well as at disposal sites operated by third parties. In addition, AAG has indemnified certain purchasers of its former operations for the cost of such activities. Based on the annual costs incurred by AAG over the past several years and discussions with its independent environmental consultants, management believes that reserves for such cleanup activities are sufficient in all material respects to satisfy anticipated liabilities.

    LIABILITIES RELATED TO FORMER OPERATIONS. In 1991, AAG identified possible deficiencies in procedures for reporting quality assurance information to the Defense Electronics Supply Center ("DESC") with respect to AAG's former manufacturing operations. Over the last several years, AAG has been engaged in negotiations with the United States Government with respect to settlement of claims the Government might have arising out of the reporting deficiencies. Based on these negotiations, AAG believed it has sufficient reserves to cover the estimated settlement amount. In March 1995, AAG received notification from the Government indicating additional reporting deficiencies. AAG is in the process of evaluating this information and is unable to ascertain the validity of these new claims or the amounts involved. It is impossible to determine the impact, if any, of these alleged claims on AAG and its financial condition.

                                USE OF PROCEEDS

    All of the net proceeds of the Rights Offering will be received by AAG.
AAG intends to use the net proceeds to provide a portion of the funds needed to acquire Laurentian. The Company expects that the total cost of acquiring Laurentian will be approximately $151 million. GALIC will provide up to $90 million of the purchase price in exchange for the Laurentian insurance subsidiaries. AAG will finance the balance of the purchase price with the net proceeds of the Rights Offering, borrowings under its line of credit and proceeds from dividend payments received from GALIC.
See "Acquisition of Laurentian."

    The acquisition of Laurentian is expected to be consummated during AAG's third quarter. Consummation of the Rights Offering is not conditioned on the completion of the acquisition of Laurentian. If the acquisition of Laurentian is not consummated, AAG will utilize the proceeds of the Rights Offering for general corporate purposes, including increasing the capital of its insurance subsidiaries and possible acquisitions of other entities, including insurance companies. AAG will invest the proceeds in quality, liquid investments pending the closing of the acquisition of Laurentian or the other use of such proceeds if such purchase is not consummated.

                          PRICE RANGE OF COMMON STOCK

    AAG Common Stock is listed and traded primarily on the NYSE. The information presented in the table below represents the high and low sales prices per share reported on the NYSE Composite Tape. For current price information, AAG stockholders are urged to consult publicly available sources.

                                              Price Per Share of Common Stock
                                              -------------------------------
       Calendar Year                          High                Low
       -------------                          ----                ---
       1993
       ----
       First Quarter                          $11.38              $5.63
       Second Quarter                          11.38               8.75
       Third Quarter                           11.00               7.88
       Fourth Quarter                          10.38               8.25


       1994
       ----
       First Quarter                           10.63               8.75
       Second Quarter                          10.00               8.38
       Third Quarter                           10.00               8.88
       Fourth Quarter                           9.63               8.88

       1995
       ----
       First Quarter                           10.38               9.38
       Second Quarter                          10.13               9.13
       Third Quarter (through July 6, 1995)    10.00               9.88


    On July 6, 1995, the closing price per share of AAG Common Stock was $10.00. On May 25, 1995, the last full trading day prior to the announcement of the agreement to acquire Laurentian, the closing price per share of AAG Common Stock was $9.63.


                                DIVIDEND POLICY

    The Company has no specific dividend policy. The payment of dividends and the amount of dividends, if any, is determined annually by the Company's Board of Directors and depends on, among other factors, the Company's earnings, financial condition, capital requirements and legal restrictions. AAG's dividend paying capability is limited by certain customary debt covenants to amounts based on cumulative earnings and losses, debt repurchases, capital transactions and other items. The Company paid annual dividends of $.06 per share in 1994 and $.05 per share in 1993.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company as of March 31, 1995 and as adjusted to reflect the exercise of 50% (the "50% Exercise") and 100% (the "100% Exercise") of the Rights issued to stockholders of AAG other than American Financial pursuant to the Rights Offering. Because AAG has been informed by American Financial that it will exercise its Basic Subscription Privilege in full, both the 50% Exercise and the 100% Exercise assume the exercise in full of the Basic Subscription Privilege by American Financial. All information contained herein should be read in conjunction with the Consolidated Financial Statements of the Company, the Notes thereto and the unaudited combined pro forma financial information for AAG and Laurentian and the notes thereto.


                                                                               As adjusted for
                                                                         ---------------------------
                                                                            50%              100%
                                                         Historical       Exercise         Exercise
                                                         ----------       --------         --------
    Notes payable:                                                      (in millions)
       Direct obligations of AAG:
          11-1/8% Senior Subordinated Notes             $103.9           $103.9            $103.9
          9-1/2% Senior Notes                              41.5            41.5              41.5
          Bank Credit Line due 1998                        23.5            37.4              33.9
       Subsidiary debt                                      5.3             5.3               5.3
                                                         ------          ------            ------
            Total debt                                    174.2           188.1             184.6
                                                         ------          ------            ------


    Stockholders' Equity:
       Common Stock, including paid-in capital            369.9           403.6             407.1
       Retained earnings (deficit)                       (125.1)         (125.1)           (125.1)
       Unrealized gains on marketable securities, net         -               -                 -
                                                         ------          ------            ------
             Total stockholders' equity                   244.8           278.5             282.0
                                                         ------          ------            ------

           Total capitalization                          $419.0          $466.6            $466.6
                                                         ======          ======            ======

                           ACQUISITION OF LAURENTIAN


    On May 25, 1995, AAG entered into an Agreement and Plan of Merger (the "Agreement") to acquire Laurentian Capital Corporation, a Philadelphia-based life insurance holding company. The acquisition will be consummated by the merger (the "Merger") of L.Q. Acquisition Corp., a wholly-owned subsidiary of AAG, into Laurentian. In the Merger, AAG will pay (i) $13.875 per share for the 6,177,093 shares of Laurentian common stock owned by subsidiaries of Desjardins Laurentian Financial Corporation, and (ii) $14.125 for all other shares of Laurentian common stock. The total cost of acquiring all outstanding Laurentian common stock will be approximately $106 million. AAG will also repay $45 million of Laurentian indebtedness concurrently with the consummation of the Merger. Consummation of the Merger is subject to satisfaction of a number of conditions, including the receipt of all required regulatory approvals.

    AAG will fund the cost of acquiring Laurentian with (i) up to $90 million received from selling Laurentian's insurance subsidiaries to GALIC immediately following consummation of the Merger, (ii) the net proceeds of this Rights Offering, (iii) borrowings under AAG's line of credit, and (iv) proceeds from dividend payments to be received by AAG from GALIC. If the Rights Offering is not fully subscribed, AAG will borrow additional funds under its line of credit to fund the balance of the purchase price.

BUSINESS OF LAURENTIAN

    Laurentian's principal insurance subsidiaries are Loyal American Life Insurance Company, headquartered in Mobile, Alabama ("Loyal") and Prairie States Life Insurance Company, based in Rapid City, South Dakota ("Prairie"). Laurentian's principal non-insurance subsidiaries are International Funeral Associates, Hurst, Texas ("IFA"), Laurentian Investment Securities, Inc., Houston, Texas ("LIS") and CSW Management Services, Inc., Houston, Texas ("CSW").

    Loyal specializes in life and health insurance and annuities targeted to the credit union and employee payroll deduction markets. Loyal has been endorsed by 16 state credit union leagues and currently has access to over three million credit union members and their families. In 1994, Loyal acquired Purity Financial Corporation, a marketing organization that has developed a proven selling technique at credit union locations focusing upon financial planning for credit union members. Purity has selling relationships which provide access to more than one million credit union members. An expanding market segment for Loyal has been the employer/employee market where products are sold on a payroll deduction basis. In 1994, and for the three months ended March 31, 1995, Loyal collected $43 million and $10 million, respectively, in life, health and annuity premiums. At March 31, 1995, Loyal had total statutory assets of approximately $251 million, reserves for future policy benefits of approximately $194 million, and capital and surplus of approximately $35 million.

    Prairie provides life and annuity products to fund pre-need funeral contracts that have been received by a funeral director. At year-end 1994, Prairie had relationships with more than 2,000 funeral homes nationwide. In 1994 and for the quarter ended March 31, 1995, Prairie collected $53.5 million and $17.9 million, respectively, in life and annuity premiums. At March 31, 1995, Prairie had total statutory assets of approximately $333 million, reserves for future policy benefits of approximately $293 million and capital and surplus of approximately $25 million.

    IFA, a co-operative buying service organization, has seen its independent membership grow from 995 in 1992 to over 2,000 in early 1995. Including corporate members, total membership is over 3,000 funeral homes nationwide. IFA has negotiated discounts with 27 organizations that service the funeral industry and members of IFA are able to take advantage of these discounts, thereby enhancing their profitability through lower cost of goods.

    LIS was established to provide financial services to the funeral director in managing the substantial amount of funds held in trust. LIS offers a variety of services, including state master trusts, investment advisory services, administrative services, and combinations thereof. CSW was acquired in 1994 and currently provides administration and accounting services for more than $100 million in funeral trust assets.

FINANCIAL DATA

 SELECTED HISTORICAL FINANCIAL INFORMATION OF LAURENTIAN CAPITAL CORPORATION

                                          Three Months Ended
                                               March 31,                            Year Ended December 31,
                                         --------------------      -------------------------------------------------------
                                            1995        1994        1994         1993        1992         1991       1990
                                         ---------     ------      ------      --------     -------     -------    -------
 OPERATIONS STATEMENT DATA:
 Total revenues                              $37.0      $32.8       $137.7       $134.3      $130.4      $131.0     $123.9
                                          ========     ======       ======       ======      ======      ======     ======
 Income (loss) from continuing
   operations                                $ 2.3      $ 2.2       $  9.5       $  7.8      $  6.7      $  5.4     ($15.7)
 Change in accounting principle                  -          -            -          0.4           -           -          -
                                          --------     ------      -------      -------      ------      ------    -------
 Net income (loss)                           $ 2.3      $ 2.2       $  9.5       $  8.2      $  6.7      $  5.4    ($ 15.7)

 Earnings (loss) per common share:
   Continuing operations                     $0.30      $0.29        $1.22        $1.00       $0.80       $0.63     ($1.97)
   Change in accounting principle                -          -            -          .05           -           -          -
                                          --------     ------      --------     -------      ------      ------     ------
   Net income (loss)                         $0.30      $0.29         $1.22       $1.05       $0.80       $0.63     ($1.97)

 BALANCE SHEET DATA:
 Total assets                             $1,021.6     $976.4      $1,027.9      $972.7      $942.2      $952.4     $931.1
 Debt                                         45.0       54.9          45.0        54.8        54.4        54.2       53.4
 Net unrealized gains (losses)
    included in stockholders' euity           (4.7)       0.5         (10.9)        1.3        (0.2)       (0.7)      (1.8)
 Stockholders' equity                        107.4      103.0          98.8       101.5        92.0        87.9       81.6


    In approving the acquisition of Laurentian, the Board of Directors of AAG noted that the acquisition would provide AAG with greater diversity with respect to both insurance products and target markets. The Board also recognized the opportunities created by the combination of AAG and Laurentian in a number of areas including cross-selling of products, joint marketing campaigns and increased market penetration.

    Consummation of the acquisition is expected to occur in the third quarter of 1995. Consummation of the Rights Offering is not conditioned on the completion of the acquisition of Laurentian. If the acquisition of Laurentian is not consummated, AAG will utilize the proceeds of this Rights Offering for general corporate purposes, including increasing the capital of its insurance subsidiaries and possible acquisitions of other entities, including other insurance companies.

                SELECTED HISTORICAL FINANCIAL INFORMATION OF AAG


    The following table sets forth certain data (in millions, except per share data) of the Company and should be read in conjunction with "Management's Discussion and Analysis and Results of Operations" and the financial information contained in the Annual Report and the Quarterly Report. The Company acquired GALIC effective December 31, 1992. Information for periods prior to such date does not reflect the operations of GALIC.

                                             Three Months Ended
                                                  March 31,                          Year Ended December 31,
                                             ------------------      ----------------------------------------------------------
                                              1995        1994        1994         1993         1992         1991        1990
                                             -------     ------      -------      -------     -------      ------      -------
 OPERATIONS STATEMENT DATA:
 Total revenues                                $98.2       $92.9       $371.2      $387.2       $ 3.6       $ 1.9       $ 0.4
 Income (loss) from continuing operations       11.4        10.8         40.9        53.0        (9.0)       (4.7)       (6.0)
 Loss from discontinued operations                 -           -         (2.6)       (9.6)      (16.8)      (47.8)      (43.3)
 Extraordinary items                               -       ( 1.1)        (1.7)       (3.4)          -           -           -
 Changes in accounting principle                   -       ( 0.5)        (0.5)          -        (3.1)          -           -
                                            --------    --------     --------    --------     -------      ------      ------
 Net income (loss)                             $11.4       $ 9.2       $ 36.1      $ 40.0      ($28.9)     ($52.5)     ($49.3)

 Earnings (loss) per common share:
   Continuing operations                       $0.29       $0.28        $1.05       $1.41      ($0.50)     ($0.26)     ($0.33)
   Discontinued operations                         -           -         (.07)       (.27)       (.94)      (2.66)      (2.37)
   Extraordinary items                             -       (0.03)        (.05)       (.10)          -           -           -
   Changes in accounting principle                 -       (0.01)        (.01)          -        (.17)          -           -
                                              ------    --------     --------    --------      ------      ------      ------
   Net income (loss)                           $0.29       $0.24        $0.92       $1.04      ($1.61)     ($2.92)     ($2.70)

 Cash dividends per common share                   -           -        $0.06       $0.05       $0.05       $0.05       $0.05

 BALANCE SHEET DATA:
 Total assets                               $5,257.3    $4,905.9     $5,089.9    $4,913.8     $4,480.4     $170.1      $294.8
 Notes payable                                 174.2       221.8        183.3       225.9        230.9       27.9        30.6
 Net unrealized gains (losses) included
   stockholders' equity                            -        24.7        (29.0)       56.9         28.4          -           -
 Total stockholders' equity                    244.8       233.5        204.4       250.3        186.6      108.5       171.8


                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The accompanying Unaudited Pro Forma Combined Financial Statements illustrate the estimated effects of the acquisition of Laurentian and the Rights Offering (the "Transactions") and are based on the estimates and assumptions set forth herein and in the notes to such statements. This pro forma information has been prepared utilizing the historical financial statements of AAG and Laurentian. This information should be read in conjunction with the historical financial statements of AAG and Laurentian and the notes thereto, which are included elsewhere in this Prospectus. The pro forma financial data is provided for comparative purposes only and do not purport to be indicative of the results which actually would have been obtained if the Transactions had been effected on the dates indicated or of those results which may be obtained in the future.

    The acquisition will be accounted for as a purchase. The pro forma adjustments are described in the accompanying notes to unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements assume the Transactions had occurred on (i) March 31, 1995 for the purposes of the pro forma combined balance sheet and (ii) January 1, 1994 for the purposes of the pro forma combined statements of operations for the three months ended March 31, 1995 and the year ended December 31, 1994.

                                            AMERICAN ANNUITY GROUP, INC.

                                     UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                                   MARCH 31, 1995

                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                    Pro                   AAG
                                                AAG                LCC              Forma                 Pro
                                            Historical         Historical        Adjustments(a)(b)       Forma
                                            ----------         ----------        -----------             -----
 ASSETS
 ------
 Investments:
    Bonds-held to maturity (@ cost)          $3,352.4              $277.6             ($18.5)          $3,611.5
    Bonds-available for sale (@ market)       1,360.9               220.2             (100.0)           1,481.1
    Equity securities                            19.1                11.1                -                 30.2
    Investment in investees                      22.2                 -                  -                 22.2
    Mortgage loans                               45.2                20.8                -                 66.0
    Investment in real estate, net               28.7                 4.0                -                 32.7
    Policy loans                                189.0                50.3                -                239.3
    Short-term investments                       14.2                12.3                -                 26.5
                                             --------            --------            -------           --------
                                              5,031.7               596.3             (118.5)           5,509.5

 Cash                                            14.4                13.5              (15.4)              12.5
 Accrued investment income                       82.8                 6.0                -                 88.8
 Deferred policy acquisition costs               68.7                74.8              (74.8)(c)           68.7
 Prepaids and other assets                       54.0                99.7               (0.5)             153.2
 Assets held in separate accounts                 -                 224.0                -                224.0
 Value of business acquired ("VOBA")              -                   -                112.6 (c)          112.6
 Intangibles                                      5.7                 7.3               (7.3)               5.7
                                             --------            --------            -------           --------
                                             $5,257.3            $1,021.6            ($103.9)          $6,175.0
                                             ========            ========            =======           ========

 LIABILITIES
 -----------
 Annuity and insurance liabilities           $4,733.5              $615.4                -             $5,348.9
 Notes payable                                  174.2                45.0              (31.1)             188.1
 Other liabilities                              104.8                26.5                4.2              135.5
 Liabilities related to separate accounts         -                 224.0                  -              224.0
                                             --------            --------            -------           --------
                                              5,012.5               910.9              (26.9)           5,896.5

 Redeemable preferred stock                       -                   3.3               (3.3)               -

 EQUITY
 ------
 Common stock, including paid-in capital        369.9                56.8              (23.1)             403.6
 Retained earnings                             (125.1)               55.2              (55.2)            (125.1)
 Unrealized gains (losses), net                   -                  (4.6)               4.6                -
                                             --------            --------            -------           --------
 Total stockholders' equity                     244.8               107.4              (73.7)             278.5
                                             --------            --------            -------           --------
                                             $5,257.3            $1,021.6            ($103.9)          $6,175.0
                                             ========            ========            =======           ========

 Common shares outstanding                       39.1                 -                  3.6               42.7


                         AMERICAN ANNUITY GROUP, INC.

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                  FOR THE THREE MONTHS ENDED MARCH 31, 1995

                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                             Pro           AAG
                                                                AAG             LCC         Forma          Pro
                                                             Historical     Historical    Adjustments     Forma
                                                             ----------     ----------    -----------     -----
 REVENUES
 --------
   Life, accident and health premiums                            $ -            $23.5           -           $ 23.5
   Net investment income                                          95.9           11.6        (2.7)(d)        104.8
   Realized gains                                                  0.1            0.5           - (e)          0.6
   Equity in earnings of affiliate                                 1.6            -             -              1.6
   Other income                                                    0.6            1.4           -              2.0
                                                                 -----         ------       ------          ------
                                                                  98.2           37.0        (2.7)           132.5
 EXPENSES
 --------
   Benefits to policyholders                                      64.3           22.4           -             86.7
   Interest and debt expenses                                      4.6            0.9        (0.6)(f)          4.9
   Amortization of deferred policy acquisition costs               1.8            3.8        (3.8)(g)          1.8
   Amortization of VOBA                                            -              -           2.5(c)           2.5
   Other operating and general expenses                           10.0            6.4         0.3(h)          16.7
                                                                 -----           ----       ------          ------
                                                                  80.7           33.5        (1.6)           112.6
                                                                 -----           ----       -------         ------

 Income from continuing operations before income taxes            17.5            3.5        (1.1)            19.9
 Provision for income taxes                                        6.1            1.2        (0.4)             6.9
                                                                 -----          -----       ------          -------
 Net income from continuing operations                           $11.4           $2.3       ($0.7)          $ 13.0
                                                                 =====          =====       =====           ======

 Less preferred dividend requirements                              -             (0.1)        0.1             -
                                                                 -----          -----       -----           ------
 Income from continuing operations applicable to
     common stock                                                $11.4           $2.2       ($0.6)          $ 13.0
                                                                 =====           ====       =====           ======

 Net income from continuing operations per share
     of common stock                                             $0.29                                      $ 0.30

 Average number of shares of common stock
     outstanding                                                  39.1            -           3.6             42.7

                         AMERICAN ANNUITY GROUP, INC.

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                     FOR THE YEAR ENDED DECEMBER 31, 1994

                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                             Pro            AAG
                                                                AAG             LCC         Forma           Pro
                                                             Historical     Historical    Adjustment       Forma
                                                             ----------     ----------    ----------       -----
 REVENUES
 --------
   Life, accident and health premiums                              -            $85.8          -           $ 85.8
   Net investment income                                        $371.8           44.9        (10.6)(d)      406.1
   Realized gains                                                 (0.1)           2.3         (2.0)(e)        0.2
   Equity in earnings of affiliate                                (2.8)           -            -             (2.8)
   Other income                                                    2.3            4.7          -              7.0
                                                                ------         ------      -------         ------
                                                                 371.2          137.7        (12.6)         496.3

 EXPENSES
 --------
   Benefits to policyholders                                     241.9           79.0          -            320.9
   Interest and debt expenses                                     21.4            3.6         (2.7)(f)       22.3
   Amortization of deferred policy acquisition costs               7.1           14.6        (14.6)(g)        7.1
   Amortization of VOBA                                            -              -           11.5(c)        11.5
   Other operating and general expenses                           37.6           27.9         (3.4)(h)       62.1
                                                                ------         ------      -------         ------
                                                                 308.0          125.1         (9.2)         423.9
                                                                ------          -----       ------         ------

 Income from continuing operations before
   income taxes                                                   63.2           12.6         (3.4)          72.4
 Provision for income taxes                                       22.3            3.1         (1.2)          24.2
                                                                ------          -----       ------         ------
 Net income from continuing operations                           $40.9          $ 9.5        ($2.2)         $48.2
                                                                ======          =====       ======         ======

 Less preferred dividend requirements                             (0.9)        (  0.2)         0.2           (0.9)
                                                                ------          -----       ------          -----

 Income from continuing operations applicable to
     common stock                                                $40.0          $ 9.3        ($2.0)         $47.3
                                                                ======          =====       ======          =====

 Net income from continuing operations per share
     of common stock                                             $1.05                                      $1.13

 Average number of shares of common stock
     outstanding                                                  38.1            -            3.6           41.7

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

    The pro forma combined financial statements reflect the Merger of AAG with LCC. The pro forma combined financial statements have been prepared under the purchase method of accounting for the acquisition of LCC. The pro forma combined statements of operations are presented as if the Merger had occurred on (i) January 1, 1994 for purposes of the pro forma combined statements of operations for the year ended December 31, 1994 and for the three months ended March 31, 1995 and (ii) as of March 31, 1995 for purposes of the pro forma combined balance sheet. The pro forma combined financial statements have not been compiled, reviewed or audited by independent accountants.

    The historical financial information has been derived from the financial statements included herein or incorporated herein by reference. The pro forma combined financial statements should be read in conjunction with the historical financial statements of AAG and LCC.

    The unaudited pro forma combined financial statements will change due to the results of operations and varying market conditions from March 31, 1995 through the actual acquisition date. Therefore, changes to the purchase accounting adjustments included in the unaudited pro forma combined financial statements are anticipated as the valuations of acquired assets and assumed liabilities at the date of acquisition. Accordingly, the actual combined financial statements of AAG reflecting the LCC acquisition will likely differ from the pro forma financial statements included herein. The unaudited pro forma combined financial statements are intended for informational purposes only and may not necessarily be indicative of AAG's future financial position or future results of operations.

    The pro forma financial statements assume AAG will pay (i) $13.875 per share for the 6.2 million shares of Laurentian common stock owned by subsidiaries of Desjardins Laurentian Financial Corporation, and (ii) $14.125 for the remaining 1.4 million shares of Laurentian common stock. The total cost of acquiring all outstanding Laurentian common stock will be approximately $106 million. AAG will also repay $45 million of Laurentian indebtedness concurrently with the consummation of the Merger. Consummation of the Merger is subject to satisfaction of a number of conditions, including the receipt of all required regulatory approvals.

    It is further assumed that AAG will fund the cost of acquiring
Laurentian with (i) up to $90 million received from selling Laurentian's insurance subsidiaries to GALIC immediately following consummation of the Merger, (ii) the net proceeds of this Rights Offering, (iii) borrowings under AAG's line of credit and (iv) dividend payments to be received by AAG from GALIC. If the Rights Offering is not fully subscribed, AAG will borrow additional funds under its line of credit to fund the balance of the purchase price.

    The following describes the pro forma adjustments reflected in the accompanying pro forma combined financial statements:

(a) For accounting purposes, the purchase price of Laurentian common stock was allocated as follows:

    Historical stockholders' equity of LCC                                                           $107.4
    Mark LCC Held to Maturity bonds to market                                             (18.5)
    Write off LCC historical deferred policy acquisition costs ("DAC")                    (74.8)
    Write off LCC debt financing costs                                                    ( 0.5)
    Write off LCC intangibles                                                             ( 7.3)
    Additional SAR and stock option expense                                               ( 5.3)
    Record estimated value of business acquired ("VOBA")                                  112.6
    Transaction fee                                                                       ( 0.8)
                                                                                          -------
                                                                                            5.4
    Deferred tax liabilities                                                               (7.2)
                                                                                          -------
       Total purchase price adjustments                                                               ( 1.8)
                                                                                                     ------
    Purchase price                                                                                   $105.6
                                                                                                     ======

(b) The pro forma balance sheet reflects the following assumptions
    (in millions):

                                                                   Increase (Decrease)
                                 ---------------------------------------------------------------------------------------
                                   Bonds        Bonds                                    Other
                                   HTM          AFS           Cash           DAC         Assets      VOBA     Intangibles
                                 -------       -------       -------       -------      -------     -------   -----------
Record LCC bonds at market        ($18.5)         -              -              -            -          -           $12.0
Sell GALIC bonds for cash            -         ($100.0)       $100.0            -            -          -              -
Write off LCC historical  DAC        -            -              -          ($74.8)          -          -            48.6
Write off LCC debt financing
  costs                              -            -              -              -         ($0.5)        -             0.3
Retire LCC preferred stock           -            -             (3.3)           -            -          -              -
Record deferred taxes related to
  policyholders' surplus
  account                            -            -              -              -            -          -             3.0
Redeem LCC SAR's and options         -            -             (8.3)           -            -          -             3.4
AAG rights offering                  -            -             33.7            -            -          -              -
Borrow on AAG bank line              -            -             13.9            -            -          -              -
Repay LCC bank line                  -            -            (45.0)           -            -          -              -
Record estimated value of
  business acquired ("VOBA")         -            -              -              -            -       $112.6         (73.2)
Purchase of LCC Common Stock         -            -           (105.6)           -            -          -            (1.8)
Transaction fee                      -            -             (0.8)           -            -          -             0.4
                                 -------       -------       -------       -------      -------     -------        ------
                                  ($18.5)      ($100.0)       ($15.4)       ($74.8)       ($0.5)     $112.6         ($7.3)
                                 =======       =======       =======       =======      =======      ======        ======



                                                                   Increase (Decrease)
                                 --------------------------------------------------------------------------
                                  Notes          Other         Pfd          Common     Retained     Unreal
                                 Payable         Liab         Stock         Stock      Earnings      Gains
                                 -------       -------       -------       -------      -------     -------
Record LCC bonds at market          -            ($6.5)         -             -            -           -
Write off LCC historical DAC        -            (26.2)         -             -            -           -
Write off LCC debt financing
  costs                             -            ( 0.2)         -             -            -           -
Retire LCC preferred stock          -               -          ($3.3)         -            -           -
Record deferred taxes related
  to policyholders' surplus
  account                           -              3.0          -             -             -          -
Redeem LCC SAR's and options        -             (4.9)         -             -             -          -
AAG rights offering                 -               -           -            $33.7          -          -
Borrow on AAG bank line            $13.9            -           -             -             -          -
Repay LCC bank line                (45.0)           -           -             -             -          -
Record estimated VOBA               -             39.4          -             -             -          -
Purchase LCC                        -               -           -            (56.8)      ($55.2)       $4.6
Transaction fee                     -             (0.4)         -             -             -          -
                                 -------       -------       -------       -------      -------     -------
                                  ($31.1)         $4.2         ($3.3)       ($23.1)      ($55.2)       $4.6
                                 =======       =======       =======       =======      =======     =======



(c) To eliminate LCC's deferred policy acquisition costs and to record the present value of future profits of the in force business acquired ("VOBA"). Present value of future profits reflects the estimated fair value of the business in force and represents the portion of the cost to acquire LCC that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the assumed date of acquisition. Such value is the present value of the actuarially determined projected cash flows from the acquired policies.

    The 12% discount rate used to determine such value is the rate of return sought by AAG to invest in the business being acquired. In determining the rate of return used to value the policies purchased, AAG's management considered the magnitude of the risk associated with each of the actuarial assumptions used in determining expected future cash flows, cost of capital available to fund the acquisition and the perceived likelihood of changes in insurance regulations and tax laws.

    The amount allocated to VOBA is based on a preliminary determination. Assuming an acquisition date of March 31, 1995, expected gross amortization using current assumptions and accretion of interest based on an interest rate equal to the liability or contract rates (ranging from 4% to 7.6%) for the next five years was as follows (in millions):

     Year Ended          Beginning            Gross            Accretion             Net               Ending
      March 31            Balance          Amortization       of Interest        Amortization          Balance
     ----------          ---------         ------------       -----------        ------------          -------
        1996               $112.6               $19.6               $5.6               $14.0              $98.6
        1997                 98.6                16.9                4.9                12.0               86.6
        1998                 86.6                14.8                4.3                10.5               76.1
        1999                 76.1                12.9                3.8                 9.1               67.0
        2000                 67.0                11.2                3.4                 7.8               59.2

(d) Investment income adjustments are calculated as follows:

    Cash required for the purchase of LCC:
           Purchase price, including repayment of LCC debt                   $150.6
           Retire LCC preferred stock                                           3.3
           Repurchase SARs and options                                          8.3
           Transaction fee                                                      0.8
                                                                              -----
                  Total cash required                                         163.0

    Less amount borrowed                                                     ( 13.9)
    Less amount from Rights Offering (assuming 50% Exercise)                 ( 33.7)
                                                                            -------
                  Net cash used                                              $115.4
                                                                             ======
                                                                               Year             Qtr.
                                                                               ----             ----
    Investment income foregone on net cash used (@ 7.8%)                      ($9.0)           ($2.3)
    Amortization of bond premium resulting from restating investments
       to market value at assumed date of acquisition                         ( 1.6)           ( 0.4)
                                                                              -----            -----
    Pro forma adjustment to investment income                                ($10.6)           ($2.7)
                                                                             ======            =====

(e) To adjust realized gains to include the effect of restating investments to market value at the assumed date of acquisition.

(f) Interest expense adjustments consist of (i) the elimination of LCC interest of $3.6 million in 1994 and $0.9 million in the first quarter of 1995, due to the assumed repayment of LCC debt, offset by (ii) additional interest expense of $0.9 million in 1994 and $0.3 million in the first quarter of 1995, based on AAG's assumed borrowing of $13.9 million at average interest rates of 6.6% and 7.3%, respectively.

(g) Reverse LCC's amortization of deferred policy acquisition costs.

(h) Other operating and general expense adjustments consist of the following:

                                                                             Year              Qtr.
                                                                             ----              ----
    Reverse credit (expense) related to pre-acquisition contingencies         ($1.0)            $0.5
    Reverse investment banking fees                                           ( 0.3)           ( 0.2)
    Reverse SAR and stock option credit (expense)                             ( 1.3)             0.2
    Estimated reduction in operating expenses                                 ( 0.8)           ( 0.2)
                                                                              ------           -----
           Pro forma adjustments to operating and general expenses            ($3.4)           $ 0.3
                                                                              =====            =====

                             THE RIGHTS OFFERING
BACKGROUND

    The Board of Directors of the Company has determined that raising additional capital is an advantageous way to finance a portion of the purchase price for Laurentian.

THE RIGHTS

    AAG is issuing transferable Rights at no charge to holders of record of outstanding shares of AAG Common Stock on the Record Date. AAG common stockholders will receive one (1) Right for each ten (10) shares of AAG Common Stock held by them on the Record Date. Each Right will be exercisable for one share of AAG Common Stock.

    No fractional Rights or cash in lieu thereof will be issued or paid by AAG. The number of Rights distributed to each Holder will be rounded up to the nearest whole number. No Rights Certificate may be divided in such a way as to permit the holders of AAG Common Stock to receive a greater number of Rights than the number to which such Rights Certificate entitles its holder, except that a depository, bank, trust company and securities broker or dealer holding shares of AAG Common Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Exchange Agent, exchange its Rights Certificate to obtain Rights Certificates for the number of Rights to which each such beneficial owner would have been entitled had each been a holder on the Record Date. The Company reserves the right to refuse to issue any such Rights Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole Right.

    Because the number of Rights distributed to each record holder will be rounded up to the nearest whole number, beneficial owners of AAG Common Stock who are also the record holders of such shares might receive slightly more Rights under certain circumstances than beneficial owners of AAG Common Stock who are not the record holders of their shares and who do not obtain (or cause the record owner of their shares of AAG Common Stock to obtain) a separate Rights Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of AAG Common Stock or beneficial owners of AAG Common Stock who obtain a separate Rights Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege and pursuant to the Oversubscription Privilege.


EXPIRATION DATE

    The Rights will expire at 5:00 p.m., Eastern Time, on ___________, 1995 unless extended by the Company. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Exercise Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. Notice of any extension of the Expiration Date will be made through a press release issued by the Company.

SUBSCRIPTION PRIVILEGES

    BASIC SUBSCRIPTION PRIVILEGE. Each Right will entitle the holder thereof to receive, upon payment of the Exercise Price, one share of AAG Common Stock (the "Basic Subscription Privilege"). Certificates representing shares of AAG Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable.

    OVERSUBSCRIPTION PRIVILEGE. Subject to the allocation described below, each Right also carries the right to subscribe, at the Exercise Price, for additional shares of AAG Common Stock (the "Oversubscription Privilege"). Only Rights Holders who exercise all of the Rights held by them pursuant to the Basic Subscription Privilege will be entitled to subscribe pursuant to the Oversubscription Privilege. AAG has been informed by American Financial that while it intends to exercise its Basic Subscription Privilege in full, it does not intend to exercise its Oversubscription Privilege or to purchase any of the Underlying Shares that it would be entitled to purchase pursuant to the Oversubscription Privilege. The AAG Employee Stock Ownership Retirement Plan, which owns approximately 70,000 shares of AAG Common Stock, will exercise its Basic Subscription Rights in full and will contribute approximately $___ to the Oversubscription Privilege. The AAG Employee Stock Purchase Plan and Agent Stock Purchase Plan, which own ___ shares of AAG Common Stock, will exercise their Basic Subscription Rights in full and will utilize all available cash to exercise the Oversubscription Privilege.

    Underlying Shares will be available for subscription pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not purchased through the Basic Subscription Privilege. If an insufficient number of Underlying Shares not purchased through the Basic Subscription Privilege (the "Remaining Shares") is available to satisfy fully all subscription pursuant to the Oversubscription Privilege, the Remaining Shares will be prorated (subject to the elimination of fractional shares) among all Rights Holders who subscribe pursuant to the Oversubscription Privilege, in proportion, not to the number of shares subscribed for pursuant to the Oversubscription Privilege, but to the number of shares each beneficial holder subscribing pursuant to the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights Holder being allocated a greater number of Remaining Shares than such holder subscribed for pursuant to such holder's Oversubscription Privilege, then such holder will be allocated only such number of Remaining Shares as such holder subscribed for. If a proration of the Remaining Shares results in any Rights Holder being allocated a fewer number of Remaining Shares than such holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that holder as the Exercise Price for shares not issued will be returned without interest or deduction. All beneficial holders who exercise the Basic Subscription Privilege in full will be entitled to subscribe pursuant to the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected.

    Banks, brokers and other nominee Rights Holders who exercise the Basic Subscription Privilege and subscribe pursuant to the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Exchange Agent and the Company, in connection with the subscription pursuant to the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

EXERCISE PRICE.

    The Exercise Price is $____________, payable in cash, per share of AAG Common Stock purchased pursuant to the Basic Subscription Privilege or the Oversubscription Privilege. See "The Rights Offering--Determination of Exercise Price."

EXERCISE OF RIGHTS

    Rights may be exercised by delivering to Securities Transfer Company (the "Exchange Agent"), prior to 5:00 p.m., Eastern Time, on the Expiration Date, the properly completed and executed Rights Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Exercise Price for each AAG Common Share subscribed for pursuant to the exercise of the Rights. Such payment in full must be by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to Securities Transfer Company, as Exchange Agent, or (b) wire transfer of funds to the account maintained by the Exchange Agent for such purpose at The Provident Bank, One East Fourth Street, Cincinnati, Ohio 45202, Account No. 0267-577; ABA No. 042000424. Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the Exercise Price by the wire transfer. The Exercise Price will be deemed to have been received by the Exchange Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Exchange Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the Exchange Agent's account designated above. IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE UP TO FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS OF RIGHTS WHO WISH TO PAY THE EXERCISE PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED

AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    The address to which the Rights Certificates and payment of the Exercise Price should be delivered is:

                          Securities Transfer Company
                                   12th Floor
                             One East Fourth Street
                            Cincinnati, Ohio  45202

    If a Rights Holder wishes to exercise Rights, but time will not permit such holder to cause the Rights Certificate or Rights Certificates evidencing such Rights to reach the Exchange Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

           (i) such holder has caused payment in full of the Exercise Price for each Share being subscribed for pursuant to the exercise of the Rights to be received (in the manner set forth above) by the Exchange Agent within three NYSE trading days following the Expiration Date;

           (ii) the Exchange Agent receives, on or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of AAG Rights Certificates (the "Instructions") distributed with the Rights Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights Holder, the number of Rights represented by the Rights Certificate or Rights Certificates held by such exercising Rights Holder, the number of Shares being subscribed for and guaranteeing the delivery to the Exchange Agent of any Rights Certificate evidencing such Rights within three NYSE trading days following the date of the Notice of Guaranteed Delivery; and

           (iii) the properly completed Rights Certificate evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Exchange Agent within three NYSE trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Exchange Agent in the same manner as Rights Certificates at the address set forth above, or may be transmitted to the Exchange Agent by telegram or facsimile transmission (facsimile no. (513) 287-8270). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Exchange Agent, at the address set forth above.

    If an exercising Rights Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Exercise Price for the number of Rights that the Rights Holder indicates are being exercised, then the Rights Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Exercise Price payment delivered by the Rights Holder, and to the extent that the aggregate Exercise Price payment delivered by the Rights Holder exceeds the product of the Exercise Price multiplied by the number of Rights evidenced by the Rights Certificates delivered by the Rights Holder (such excess being the "Subscription Excess"), the Rights Holder will be deemed to have subscribed pursuant to the Oversubscription Privilege to purchase, to the extent available, that number of whole Remaining Shares equal to the quotient obtained by dividing the Subscription Excess by the Exercise Price.

    Funds received in payment of the Exercise Price for Remaining Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Remaining Shares. If a Rights Holder subscribing pursuant to the Oversubscription Privilege is allocated less than all of the shares of AAG Common Stock which such holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Exercise Price for shares not issued will be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

    Unless a Rights Certificate (i) provides that the shares of AAG Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Rights Certificate must be guaranteed by an Eligible Institution.

    Persons who hold shares of AAG Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Rights Certificates and submit them to the Exchange Agent with the proper payment. In addition, beneficial owners of AAG Common Stock or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions.

    The instructions accompanying the Rights Certificates should be read carefully and followed in detail. DO NOT SEND RIGHTS CERTIFICATES TO AAG.

    THE METHOD OF DELIVERY OF RIGHTS CERTIFICATES AND PAYMENT OF THE EXCHANGE PRICE TO THE EXCHANGE AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE EXCHANGE AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE UP TO FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights or subscriptions pursuant to the Oversubscription Privilege will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right or subscriptions pursuant to the Oversubscription Privilege. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Exchange Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Rights Certificates or will incur any liability for failure to give such notification.

    Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Exchange Agent.

NO REVOCATION

    ONCE A HOLDER OF RIGHTS HAS EXERCISED THE SUBSCRIPTION PRIVILEGE GRANTED BY THE RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED EXCEPT UPON AMENDMENT OR TERMINATION OF THE RIGHTS OFFERING.

METHOD OF TRANSFERRING RIGHTS

    Rights may be purchased or sold through usual investment channels, including banks and brokers. The Rights are expected to be listed on the NYSE. The newly issued AAG Common Stock is also listed on the NYSE with all currently issued and outstanding shares of AAG Common Stock.

    The Rights evidenced by a single Rights Certificate may be transferred in whole by endorsing the Rights Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Rights Certificate (but not fractional Rights) may be transferred by delivering to the Exchange Agent a Rights Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Rights Certificate to the transferee evidencing such transferred Rights). In such event, a new Rights Certificate evidencing the balance of the Rights will be issued to the Rights Holder or, if the Rights Holder so instructs, to one or more additional transferees. To transfer rights to any person other than a bank or broker, signatures on the Rights Certificate must be guaranteed by an Eligible Institution.

    Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Exchange Agent, (ii) a new Rights Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and
(iii) the Rights evidenced by such new Rights Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Exchange Agent will have any liability to a transferee or transferor of Rights if Rights Certificates are not received in time for exercise or sale prior to the Expiration Date.

    Except for the fees charged by the Exchange Agent (which will be paid by the Company), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Exchange Agent.

    The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Rights may be effected through, the facilities of The Depository Trust Company.

AMENDMENTS AND TERMINATION

    The Company reserves the right to extend the Expiration Date and to amend the terms and conditions of the Rights Offering. If the Company amends the terms of the Rights Offering, the Registration Statement of which this Prospectus forms a part will be supplemented or amended, and either a supplement to this Prospectus or a new definitive Prospectus will be distributed to all Rights Holders who have theretofore exercised Rights and to holders of record of unexercised Rights on the date the Company amends such terms. In addition, all Rights Holders who have theretofore exercised rights, or who exercise Rights within four (4) business days after the mailing of the new definitive Prospectus, shall be provided with a form of Consent to Amended Rights Offering Terms, on which they can confirm their exercise of Rights and their subscriptions under the terms of the Rights Offering as amended by the Company. A Rights Holder who has theretofore exercised any Rights, or who exercises Rights within four (4) business days after the mailing of the new definitive Prospectus, and who does not return such Consent within ten (10) business days after the mailing of such Consent by the Company will be deemed to have canceled his or her exercise of Rights, and the full amount of the Subscription Price theretofore paid by such Rights Holder will be returned promptly by mail, without interest or deduction. Any completed Rights Certificate received by the Subscription Agent five (5) or more business days after the date of the amendment will be deemed to constitute the consent of the Rights Holder who completed such Rights Certificate to the amended terms.

    The Company reserves the right at any time prior to the time the Underlying Shares are purchased in the Rights Offering to terminate the Rights Offering. Such termination would be effected by the Company by giving oral or written notice of such termination to the Exchange Agent and making a public announcement thereof. If the Rights Offering is so terminated, the Exercise Price will be promptly returned by mail to exercising Rights Holders, without interest or deduction. Neither the Company nor any selling Rights Holder will have any obligation to a purchaser of Rights, whether such purchase was made through the Exchange Agent or otherwise, in the event that the Rights Offering is terminated.

DETERMINATION OF EXERCISE PRICE

    The Exercise Price was determined by the Company's Board of Directors, based on a number of factors. The Company believes that the Exercise Price reflects the Company's objective of achieving the maximum net proceeds obtainable from the Rights Offering while providing the holders of AAG Common Stock with an opportunity to make an additional investment in the Company, and thus avoid an excessive dilution of their ownership position in the Company.

    In approving the Exercise Price, the Board of Directors considered such factors as the alternatives available to the Company for financing the acquisition of Laurentian, other alternatives for raising capital, the market price of the AAG Common Stock, the business prospects for the Company and the general condition of the securities markets at the time the Rights Offering was approved. There can be no assurance however, that the market price of the AAG Common Stock will not decline during the subscription period to a level equal to or below the Exercise Price, or that, following the issuance of the Rights and of the AAG Common Stock upon exercise of Rights, a subscribing Holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Exercise Price.

EXCHANGE AGENT

    The Company has appointed Securities Transfer Company as Exchange Agent for the Rights Offering. The Exchange Agent's address, which is the address to which the Rights Certificates and payment of the Exercise Price should be delivered, as well as the address to which a Notice of Guaranteed Delivery must be delivered, is:

                         Securities Transfer Company
                         12th Floor
                         One East Fourth Street
                         Cincinnati, Ohio  45202

    The Exchange Agent's telephone number is (513) 579-2414.

    The Company will pay the fees and expenses of the Exchange Agent and has also agreed to indemnify the Exchange Agent from certain liabilities which it may incur in connection with the Rights Offering.

NO BOARD OR FINANCIAL ADVISOR RECOMMENDATIONS TO STOCKHOLDERS

    An investment in AAG Common Stock must be made pursuant to each Right Holder's or prospective investor's evaluation of its, his or her best interests. Accordingly, neither the Board of Directors of AAG nor any financial advisor hired by the Company has made any recommendation to any Rights Holder or prospective investor regarding the exercise of Rights.

MAINTENANCE OF AAG OWNERSHIP

    Under current law, the Company is and will continue to be included in the consolidated Federal income tax returns of American Financial as long as American Financial owns at least 80% of the AAG Common Stock. Since American Financial intends to exercise its Basic Subscription Privilege in full, at the conclusion of this offering American Financial will continue to own at least 81.4% of AAG's Common Stock and AAG will continue to be included in the consolidated federal income tax returns of American Financial.


                       FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general summary of the principal federal income tax considerations relevant to holders of Common Shares upon the issuance ("Issuance") of Rights to Rights Holders and upon the exercise or disposition of the Rights. This summary is qualified in its entirety by reference to, and is based upon, laws, regulations, rulings and decisions in effect on the date of this Prospectus and as those laws, regulations, rulings and decisions were interpreted on such date. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax-exempt organizations and foreign taxpayers), or any aspect of state, local or foreign tax laws. RIGHTS HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE OFFERING FOR THE HOLDER.

ISSUANCE OF THE RIGHTS

    Holders of AAG Common Stock on the Record Date ("Record Date Holders") will not be required to recognize taxable income upon the receipt of the Rights provided that no Record Date Holder of Common Shares is permitted to elect to receive either a distribution in Rights or some other form of property, and provided that the distribution does not have the result of causing some stockholders to receive property and causing other stockholders to have an increase in their proportionate interest in the assets or earnings and profits of the Company. Since no Record Date Holder of Common Shares will be permitted to receive a distribution other than in the form of Rights, and since the distribution should not have the effect of causing some stockholders to receive property and other stockholders to receive an increase in their proportionate interest in the assets or earnings and profits of the Company, no income should be recognized by any of the Record Date Holders of AAG Common Stock in connection with the issuance of Rights.

BASIS AND HOLDING PERIOD OF THE RIGHTS

    Except as provided in the following sentence, the basis of the Rights received by a Record Date Rights Holder with respect to that Record Date Rights Holder's Common Shares will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on that same date) of the Common Shares with respect to which they are received (which could occur in the case of an oversubscription), or (ii) the Record Date Holder elects under Section 307 of the Code, on the Record Date Holder's federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of the Record Date Rights Holder's Common Shares to the Rights, then, upon exercise or transfer of the Rights, the Record Date Rights Holder's basis in those Common Shares will be allocated between the Common Shares and the Rights in proportion to the fair market values of each on the date of Issuance.

    The holding period of a Record Date Rights Holder with respect to the Rights received in respect of that stockholder's Common Shares will include the stockholder's holding period for the Common Shares with respect to which the Rights were issued.

    In the case of a purchaser of Rights (a "Purchaser"), the basis of the Purchaser's Rights will be equal to the purchase price paid therefor, and the holding period for those Rights will commence on the date following the date of purchase.

TRANSFER OF THE RIGHTS

    A Record Date Rights Holder or a Purchaser who sells or exchanges Rights will recognize gain or loss equal to the difference between the amount realized and the basis, if any, of the Rights sold or exchanged. Such gain or loss will be capital gain or loss if the Common Shares obtainable upon the exercise of the Rights would be a capital asset in the hands of the Record Date Rights Holder or Purchaser.

EXPIRATION OF THE RIGHTS

    With respect to Rights that have a basis of zero, Record Date Rights Holders who allow such Rights to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of their Common Shares.

    A Purchaser who allows Rights to expire unexercised will recognize a loss equal to the basis of those Rights. Any loss recognized by a Purchaser on the expiration of the Rights will be a capital loss if the Common Shares obtainable upon the exercise of the Rights would be a capital asset in the hands of the Purchaser.

EXERCISE OF THE RIGHTS; BASIS AND HOLDING PERIOD OF ACQUIRED SHARES

    Rights Holders will not recognize any gain or loss upon the exercise of their Rights. The basis of each Common Share acquired through exercise of the Rights will be equal to the sum of the Subscription Price paid therefor and the basis, if any, of the Rights. The holding period for the Common Shares acquired through exercise of the Rights will begin on the date the Rights are exercised.

ABILITY OF THE COMPANY TO RECOGNIZE LOSSES

    If the Company has net operating loss carryforwards or net built-in loss (generally, an excess in the tax basis of assets over their fair market value) on the date it undergoes an "ownership change," the carryforwards and any built-in losses it recognizes in any taxable year that includes any day in the five-year period beginning on the date of the "ownership change" will be subject to limitation under Section 382.

    An ownership change will occur if, during the applicable test period, there has been a more than 50 percentage point increase in the ownership of a corporation's stock by 5% stockholders (for this purpose, in general, all holders of less than 5% are collectively treated as a single holder) arising from owner shifts, and/or reorganizations, including any combination thereof. IRS Regulations provide that, in some cases, a right, option, warrant or similar agreement will be deemed to have been exercised on the date of the grant. These Regulations provide that options would not be considered exercised on the date of the grant, unless they were issued for abusive purposes.

    The Company does not expect that the Offering will result in an ownership change, so that no limitation will be imposed on the Company's utilization, for Federal income tax purposes of its net operating loss carryforwards or its net built-in losses. However, the Company has not requested or received any ruling from the IRS with respect to this issue. In the event the Company's determination was ultimately determined to be incorrect, and if an "ownership change" was determined to have occurred, the pertinent loss limitation provisions would impose an annual limitation on the amount of the Company's net operating loss carryforwards and built-in losses that could be utilized to reduce the Company's taxable income. In general, this annual limitation would be computed by multiplying the aggregate fair market value of the Company's outstanding stock immediately prior to the ownership change by the then applicable long-term tax-exempt interest rate published by the IRS for this purpose. It is not expected that such a limitation would materially impact the Company's ability to utilize its net operating loss carryforwards.


                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

    Under the Company's Certificate of Incorporation, which is an exhibit to the Registration Statement, the total number of shares of Common Stock that the Company has authority to issue is 100,000,000, of which 39,146,414 shares were issued and outstanding on June 1, 1995. The Company also has 25,000,000 shares of preferred stock authorized, none of which are issued and outstanding (the "Preferred Stock"). Based on the number of shares of AAG Common Stock outstanding at June 1, 1995, a maximum of approximately 3,950,000 shares of Company Common Stock could be subscribed for by the stockholders of AAG in connection with the Rights Offering. The terms and conditions of the Company's capital stock are governed by the laws of Delaware as well as by the Company's Certificate of Incorporation and Bylaws.

COMMON STOCK

    The holders of AAG Common Stock are entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by the Company's Board of Directors with respect to any series of Preferred Stock. Stockholders do not have the right to cumulate their votes for the election of directors.

    Subject to any preferential rights of any outstanding series of Preferred Stock that may be designated by the Board of Directors, the holders of AAG Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

    The vote of a majority of the outstanding shares of the Common Stock is generally required to amend the Certificate of Incorporation and to approve certain mergers, reorganizations and similar transactions.

PREFERRED STOCK

    The Company has no Preferred Stock currently outstanding. The Board of Directors of AAG is authorized to provide for the issuance of up to 25,000,000 shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by the Board of Directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law.

NO PREEMPTIVE RIGHTS

    No holder of any stock of the Company of any class authorized on the Record Date will have any preemptive right to subscribe to any securities of the Company of any kind or class.

RESTRICTIONS ON OWNERSHIP OF AAG COMMON STOCK

    The acquisition of 5% or more of the stock of AAG by any person during the three years following the GALIC acquisition (December 31, 1992) would likely cause an ownership change to take place (unless American Financial reduces its ownership percentage), which would cause the limitation or disallowance of Net Operating Losses and any built-in deductions to take effect. In order to minimize the likelihood of such an ownership change occurring, the Company's Certificate of Incorporation has restrictions providing that no person in general will be able to acquire in excess of 4-3/4% of the stock of AAG during such period. The determination as to whether an ownership change has occurred is predominantly factual, and therefore no private letter ruling from the IRS or an opinion of counsel will be or has been requested with respect to this issue.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company Common Stock is Securities Transfer Company, One East Fourth Street, Cincinnati, Ohio 45202.


                                 LEGAL MATTERS

    The validity of the Rights and AAG Common Stock will be passed upon for the Company by Mark F. Muething, Esq., Senior Vice President, General Counsel and Secretary of AAG. Mr. Muething is a full-time employee of AAG and as of June 1, 1995 owned 3,279 shares of AAG Common Stock.


                                    EXPERTS

    The consolidated financial statements of AAG appearing in AAG's annual report (Form 10-K), as amended, for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Laurentian included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          ___________________________

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                             Page
                                                                                                                             ----
LAURENTIAN CAPITAL CORPORATION

YEAR ENDED DECEMBER 31, 1994
    Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-2
    Consolidated Balance Sheet as of December 31, 1994, and 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-3
    Consolidated Statement of Operations for the years ended
      December 31, 1994, 1993 and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-4
    Consolidated Statement of Changes in Stockholders'
      Equity for the years ended December 31, 1994, 1993 and 1992   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-5
    Consolidated Statement of Cash Flows for the years
      ended December 31, 1994, 1993 and 1992  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-6
    Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-7

THREE MONTHS ENDED MARCH 31, 1995
    Consolidated Balance Sheet as of March 31, 1995 and
      December 31, 1994   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-25
    Consolidated Statement of Operations for the three
      months ended March 31, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-27
    Consolidated Statement of Cash Flows for the three
      months ended March 31, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-28
    Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Laurentian Capital Corporation

         We have audited the consolidated financial statements and the financial statement schedules of Laurentian Capital Corporation and Subsidiaries listed in the index on page F-1 of this Form 10-K. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Laurentian Capital Corporation and Subsidiaries as of December 31, 1994 and 1993 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

         As discussed in Notes 1 and 5 to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1994 and changed its method of accounting for income taxes in 1993.




                                        COOPERS & LYBRAND L.L.P.


Philadelphia, Pennsylvania
February 17, 1995

                         LAURENTIAN CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                              DECEMBER 31,
                                                                                           ------------------
                                                                                       1994                   1993
                                                                                     --------                --------
Investments:                ASSETS
  Fixed maturities held to maturity, at
    amortized cost (market, 1994 - $243,191).                                           $  273,418                $      0
  Fixed maturities, at amortized cost
    (market, 1993 - $468,497)................                                                    0                 458,668
  Fixed maturities available for sale, at market
    (amortized cost, 1994 - $234,537)........                                              218,645                       0
  Equity securities, at market (cost,
    1994 - $11,313; 1993 - $28,481)..........                                               10,638                  30,379
  Mortgage loans on real estate..............                                               21,420                  29,438
  Investment real estate, net of
    accumulated depreciation (1994 - $862;
    1993 - $816).............................                                                4,489                   4,643
  Policy loans...............................                                               50,600                  51,677
  Short-term investments.....................                                                1,616                  10,479
                                                                                           ----------              --------

        Total investments....................                                              580,826                 585,284

Cash.........................................                                               20,250                   8,722
Accounts, notes and premiums
  receivable, net of allowance for
  uncollectible amounts (1994 - $1,072;
  1993 -  $935)..............................                                                 5,379                  5,011
Reinsurance receivables......................                                                92,170                 38,982
Accrued investment income....................                                                 6,190                  5,855
Deferred policy acquisition costs............                                                74,085                 71,745
Costs in excess of net assets of business
  acquired, net of accumulated amortization
  (1994 - $5,507; 1993 - $5,219).............                                                 7,362                  7,130
Property and equipment, net of accumulated
  depreciation (1994 - $11,806; 1993 - $10,542)                                              11,738                 11,972
Other assets.................................                                                 3,535                  1,780
Assets held in separate accounts.............                                               226,351                236,251
                                                                                          ----------               --------
        Total assets                                                                     $1,027,886               $972,732
                                                                                        ============              ==========





                See notes to consolidated financial statements.

                         LAURENTIAN CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                      DECEMBER 31,
                                                                                ----------------------
                                                                                    1994          1993
                                                                                ----------      --------
LIABILITIES
Policy liabilities and accruals:
  Future policy benefits.....................                                       $  436,318    $ 411,951
  Unearned premiums..........................                                            1,710        1,804
  Other policy claims and benefits payable...                                           12,033       12,629
                                                                                      ----------    --------
                                                                                       450,061      426,384
Other policyholders' funds...................                                          179,143      122,409
Debt.........................................                                           45,000       54,822
Other liabilities............................                                           17,289       15,257
Current income taxes.........................                                              241          145
Deferred income taxes........................                                            7,711       11,827
Liabilities related to separate accounts.....                                          226,351      236,251
                                                                                     ----------    --------
     Total liabilities.......................                                          925,796      867,095
                                                                                     ----------    --------

Commitments and contingent liabilities


Redeemable preferred stock, Series A Convertible,
  $.01 par value, at redemption value
    Shares authorized:  5 million
    Shares issued:  57,767
    Outstanding: 1994 - 32,939; 1993 - 41,528                                            3,294        4,153
                                                                                     ----------    --------

STOCKHOLDERS' EQUITY
Common stock, $.05 par value
  Shares authorized: 20 million
  Shares issued: 8,111,496...................                                              406          406
Capital in excess of par value...............                                           59,127       59,071
Net unrealized investment gains (losses),
  net of tax: 1994 - $5,633; 1993 - $645.....                                          (10,934)       1,253
Treasury stock, at cost (shares:
  1994 - 524,098; 1993 - 562,739)............                                           (2,656)      (2,818)
Retained earnings............................                                           52,853       43,572
                                                                                     ----------    --------

     Total stockholders' equity..............                                           98,796      101,484
                                                                                      ----------    --------
Total liabilities, preferred stock
     and stockholders' equity                                                       $1,027,886     $972,732
                                                                                    ==========     ========





                See notes to consolidated financial statements.

                         LAURENTIAN CAPITAL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                            FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                              1994        1993        1992
                                            --------    --------   --------

Revenues:
  Premiums................................. $ 85,751    $ 81,443   $ 80,186
  Net investment income....................   44,876      46,820     46,927
  Realized investment gains ...............    2,323       2,773         53
  Other income.............................    4,735       3,218      3,232
                                            --------    --------   --------
                                             137,685     134,254    130,398
                                            --------    --------   --------
Benefits and expenses:
  Benefits and settlement expenses.........   79,013      77,115     72,491
  Amortization of deferred policy
    acquisition costs......................   14,568      13,226     13,489
  Insurance and other expenses.............   31,538      32,535     34,241
                                            --------    --------   --------
                                             125,119     122,876    120,221
                                            --------    --------   --------

Income before income taxes and cumulative
  effect of accounting change..............   12,566      11,378     10,177

Income tax expense:
  Current..................................    1,145         250        361
  Deferred.................................    1,913       3,334      3,102
                                            --------    --------   --------
                                               3,058       3,584      3,463
                                             --------    --------   --------

Income before cumulative effect
 of accounting change .....................    9,508       7,794      6,714

Cumulative effect of accounting change:
 Adoption of SFAS 109 .....................        0         400          0
                                            --------    --------   --------

Net income ................................ $  9,508    $  8,194   $  6,714
                                            ========    ========   ========

Net income available to common
  shareholders:
  Net income .............................. $  9,508    $  8,194   $  6,714
  Less: dividends on preferred stock.......      227         271        290
                                            --------    --------   --------
                                            $  9,281    $  7,923   $  6,424
                                            ========    ========   ========
Earnings per share:
Income before cumulative effect
 of accounting change...................... $   1.22    $   1.00   $   0.80
Cumulative effect of accounting change:
 Adoption of SFAS 109......................        0         .05          0
                                            --------    --------   --------

Net income ................................ $   1.22    $   1.05   $   0.80
                                            ========    ========   ========

Weighted average shares outstanding
 (in thousands)............................    7,580       7,549      7,984
                                            ========    ========   ========

                See notes to consolidated financial statements.

                         LAURENTIAN CAPITAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                            FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                               1994       1993       1992
                                             --------  ---------  ---------

Common Stock
  Balance at beginning and end of year.....     $    406        $    406         $     406
                                                --------        --------         ---------

Capital in Excess of Par Value
  Balance at beginning of year.............       59,071          59,010            58,892
  Issuance of treasury stock...............           56               0                 0
  Redemption of preferred stock............            0              61               118
                                                --------        --------         ---------
  Balance at end of year...................       59,127          59,071            59,010
                                                --------        --------         ---------

Net Unrealized Gains (Losses), net of tax
  Balance at beginning of year.............        1,253            (198)             (653)
  Adoption of SFAS 115 on January 1, 1994..        4,328               0                 0
  Change during the year...................      (16,515)          1,451               455
                                                 --------        --------         ---------
  Balance at end of year...................      (10,934)          1,253              (198)
                                                 --------        --------         ---------

Treasury Stock
  Balance at beginning of year.............       (2,818)         (2,837)                0
  Treasury shares purchased................          (63)              0            (2,877)
  Shares issued from treasury..............          225              19                40
                                                --------        --------         ---------
  Balance at end of year...................      (2,656)         (2,818)           (2,837)
                                                --------        --------         ---------

Retained Earnings
  Balance at beginning of year.............      43,572          35,649            29,273
  Net income ..............................       9,508           8,194             6,714
  Dividends on preferred stock.............        (227)           (271)             (338)
                                               --------        --------         ---------
  Balance at end of year...................     52,853          43,572            35,649
                                               --------        --------         ---------


Total Stockholders' Equity.................   $ 98,796        $101,484         $  92,030
                                              ========        ========         =========





                See notes to consolidated financial statements.

                         LAURENTIAN CAPITAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                    --------------------------------
                                                                       1994      1993       1992
                                                                    --------   ---------  ----------
Cash flow from operations:
  Net income ..................................                     $  9,508   $   8,194  $   6,714
  Adjustments to reconcile net income
     to net cash provided by operating activities:
    Cumulative effect of adoption of SFAS 109..                            0        (400)         0
    Deferred income taxes......................                        1,913       3,334      3,102
    Increase in policy liabilities and accruals,
     policyholders' funds and current income taxes                    24,678      12,498      7,455
    Decrease (increase) in accrued investment
     income and accounts and notes receivable..                         (702)        270       (188)
    Increase (decrease) in other liabilities...                          251       1,334     (4,252)
    Amortization of deferred policy
     acquisition costs.........................                       14,568      13,226     13,489
    Policy acquisition costs deferred..........                      (16,908)    (10,996)    (9,974)
    Depreciation expense.......................                        1,517       1,535      1,324
    Amortization of goodwill...................                          288         290        268
    Realized investment (gains)................                       (2,323)     (2,773)       (53)
    Other, net.................................                       (2,705)     (3,172)    (1,633)
                                                                    --------   ---------  ---------
       Net cash provided by
         operating activities..................                       30,085      23,340     16,252
                                                                    --------   ---------  ---------

Cash flow from investing activities:
  Sales of:
    Fixed maturities available for sale........                        7,230           0          0
    Fixed maturities held to maturity..........                            0           0          0
    Fixed maturities...........................                            0       7,070     40,703
    Equities and other investments.............                       20,936       8,814      6,072
  Maturity or repayment of:
    Fixed maturities available for sale........                       25,755           0          0
    Fixed maturities held to maturity..........                       46,601           0          0
    Fixed maturities...........................                            0     185,108    127,549
    Other investments..........................                       10,519       9,973     12,805
  Purchases of:
    Fixed maturities available for sale........                      (79,856)          0          0
    Fixed maturities held to maturity..........                      (36,185)          0          0
    Fixed maturities...........................                            0    (244,376)  (181,273)
    Subsidiaries...............................                       (6,435)       (738)         0
    Other investments..........................                       (3,945)    (12,100)    (3,126)
    Property and equipment, net................                       (1,323)     (1,440)    (2,717)
  Short-term investments, net..................                        8,862      12,993    (12,996)
  Other net....................................                            0          65          2
                                                                    --------    --------   --------
       Net cash (used in)
         investing activities..................                       (7,841)    (34,631)   (12,981)
                                                                    --------   ---------  ---------

Cash flow from financing activities:
  Proceeds from borrowing......................                       45,000         368        257
  Repayment of debt............................                      (54,822)          0        (52)
  Net (purchases) sales of treasury
   shares, at cost.............................                          218          19     (2,837)
  Dividends paid on preferred stock............                         (253)       (271)      (303)
  Redemption of preferred stock................                         (859)       (395)      (351)
                                                                    --------   ---------  ---------
       Net cash (used in)
         financing activities..................                      (10,716)       (279)    (3,286)
                                                                    --------   ---------  ---------

Net increase (decrease) in cash................                       11,528     (11,570)       (15)

Cash at beginning of year......................                        8,722      20,292     20,307
                                                                    --------   ---------  ---------

Cash at end of year............................                     $ 20,250   $   8,722  $  20,292
                                                                    ========   =========  =========

                See notes to consolidated financial statements.

                         LAURENTIAN CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization And Principles Of Consolidation - The consolidated financial statements include, after intercompany eliminations, Laurentian Capital Corporation (individually or collectively with its subsidiaries, the Company), and its wholly-owned subsidiaries, principally Loyal American Life Insurance Company (Loyal), and Prairie National Life Insurance Company (Prairie National), a life insurance holding company, which owns Prairie States Life Insurance Company (Prairie States). Prairie States owns Rushmore National Life Insurance Company (Rushmore) and Assured Security Life Insurance Company (Assured). Prairie States acquired Assured during 1994 for $6.7 million in a transaction accounted for as a purchase.

         The Imperial Life Assurance Company of Canada (Imperial) directly owned approximately 72% of the Company and Imperial's parent, Laurentian Financial, Inc., directly owned approximately 10% of the Company at December 31, 1994. Laurentian Financial, Inc. is a wholly-owned subsidiary of The Laurentian Group Corporation (Group). Effective January 1, 1994, Group became a subsidiary of Desjardins Laurentian Financial Corporation (Desjardins Laurentian). The ultimate owner of Desjardins Laurentian is La Confederation des caisses popularies et d'economie Desjardins du Quebec.

         Basis of Presentation - The accompanying financial statements have been prepared on the basis of generally accepted accounting principles (GAAP), which vary from accounting principles used by its subsidiaries to prepare financial statements filed with state insurance departments.

         Investments - Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards Number 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that debt securities are to be classified as either held to maturity (carried at amortized cost), available for sale (carried at market value with net unrealized gains or losses reported in stockholders' equity), or trading (carried at market value with unrealized gains or losses reported in net income).

         The Company believes that it has the ability and intent to hold to maturity its debt security investments that are classified as held to maturity. The Company also recognizes that there may be circumstances where it may be appropriate to sell a security prior to maturity in response to changes in a variety of circumstances. In recognizing the need for the flexibility to respond to such changes, the Company has designated a portion of its fixed maturity portfolio as available for sale. The Company has not classified

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

any of its fixed maturity securities as trading.

         SFAS 115 does not permit a retroactive application to prior years' financial statements. The effect of adopting SFAS 115 was to increase the carrying amount of fixed maturity securities classified as available for sale by $6.5 million, increase deferred income taxes payable by $2.2 million, and increase stockholders' equity by $4.3 million (or $0.57 per share), as of January 1, 1994. Due to the general decline in the bond market experienced during 1994, the carrying amount of fixed maturities available for sale, deferred income taxes payable and stockholders' equity decreased by $15.9 million, $5.4 million and $10.5 million (or $1.38 per share), respectively, at December 31, 1994.

Investments are reported as follows:

         . Fixed maturities held to maturity (bonds, notes and redeemable preferred stocks) - at cost, adjusted for amortization of premium or discount and other than temporary impairments in market value. The Company has the ability and intent to hold such investments to maturity and accordingly, reports these investments at amortized cost.

         . Fixed maturities available for sale (bonds, notes and redeemable preferred stocks) - at current market value, adjusted for other than temporary impairments in market value.

         .       Equity securities (common and nonredeemable preferred stocks)
                 - at current market value, adjusted for other than temporary impairments in market value.

         . Mortgage loans on real estate - at unpaid balances, net of valuation allowances and adjusted for amortization of premium or discount.

         . Investment real estate - at cost, net of valuation allowances and less allowances for depreciation computed on the straight-line method.

         .       Policy loans - at unpaid balances.

         .       Short-term investments - at cost, which approximates market.

         Realized gains and losses on sales of investments are recognized in net income. The cost of investments sold is determined on a specific
identification basis.   Temporary market value changes in equity securities and
fixed maturities available

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

for sale are reflected as unrealized gains or losses directly in stockholders' equity net of related income taxes and, accordingly, have no effect on net income. The rate of amortization of discount or premium on mortgage-backed securities is adjusted to reflect the current rate of prepayments on the related securities. The amortization adjustments are recorded as net investment income in the period that the rate of prepayment changed.


         Deferred Policy Acquisition Costs - The costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable marketing expenses.

         Costs deferred related to traditional life and health insurance are amortized over the premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues were estimated using the same assumptions used for computing liabilities for future policy benefits.

         Costs deferred related to universal life insurance and deferred annuity products are being amortized over the lives of the policies, in relation to the present value of estimated gross profits.

         Included in deferred policy acquisition costs are amounts representing the present value of future profits on business in force of acquired insurance subsidiaries, which represents the portion of the cost to acquire such subsidiaries that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the dates of acquisition. These amounts are amortized with interest over the estimated remaining life of the acquired policies.

         Costs In Excess Of Net Assets Of Business Acquired - The costs in excess of net assets of business acquired are being amortized to expense on a straight-line basis over periods ranging from twenty-five to forty years.

         Property And Equipment - Property and equipment is reported at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method.

         Cash - For purposes of reporting cash flows, cash includes all cash and short-term deposits available on demand, including certificates of deposit with an initial term to maturity of three months or less.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)
         Policy Liabilities -  Liabilities for future policy benefits of traditional ordinary life policies are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals, and other assumptions commensurate with the Company's past experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations. The liability for future policy benefits for universal life policies and deferred annuities is equal to the accumulated fund balance including interest credits at rates declared by the Company. Interest rate assumptions range from 4.25% to 10%. Assumed mortality and withdrawals are based on various industry published tables modified as appropriate for the Company's actual experience. Morbidity and withdrawals are based on actual and projected experience.

         Life insurance in force, net of reinsurance, was approximately $2.6 billion as of December 31, 1994 and 1993.

         Liabilities for other policy claims and benefits payable include provisions for reported claims and an estimate based on ratios developed through prior experience for claims incurred but not reported.

         Assets Held In And Liabilities Related To Separate Accounts - Investment annuity deposits and related liabilities represent deposits maintained by several banks under a previously offered tax deferred annuity program. The Company receives an annual fee from each bank for sponsoring the program and depositors may elect to purchase an annuity from the Company at which time funds are transferred to the Company.

         Premium Revenue And Related Expenses - For traditional life and accident and health products, premiums are recognized as revenue when legally collectible from policyholders. Policy reserves have been established in a manner which allocates policy benefits and expenses on a basis consistent with the recognition of related premiums and generally results in the recognition of profits over the premium-paying period of the policies.

         For interest-sensitive life and universal life products, premiums are recorded in a policyholder account which is classified as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses. Surrender benefits reduce the account value. Death benefits are expensed when incurred, net of the account value.

         For investment type contracts, principally deferred annuity contracts, premiums are treated as policyholder deposits and are recorded as liabilities. Benefits paid reduce the policyholder liability. Revenues for investment products consist of investment

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

income, with profits recognized as investment income earned in excess of the amount credited to the contracts. Reserves for these contracts represent the premiums received, plus accumulated interest. Contract benefits that are charged to expense include benefit claims incurred in excess of related contract values, and interest credited to contract values.

         Income Taxes - Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). This statement requires the use of the asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates expected to apply to taxable income in the years in which those deferred tax assets and liabilities are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that such change is enacted.

         Prior years' financial statements have not been restated to reflect the provisions of SFAS 109. The adoption of SFAS 109 resulted in a cumulative benefit of $400,000 for the year ended December 31, 1993, or $0.05 per common share.

         Reinsurance - Insurance liabilities are reported gross of the effects of reinsurance. Reinsurance receivables, including amounts related to insurance liabilities, are reported as assets. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

         Recently Issued Accounting Standards - In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS
114), as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan
- - Income Recognition and Disclosures" (SFAS 118), which establishes accounting standards for creditors when a loan is deemed impaired. These statements are primarily applicable to the Company's commercial loan portfolio, as residential loans are excluded. The Company has determined that the adoption of these statements will not have a material effect on the Company's financial position or results of operations, as the Company's impaired loan portfolio is not material. The Company will adopt these statements effective January 1, 1995.

         Reclassifications - Certain reclassifications have been made in the previously reported financial statements to make the prior year amounts comparable to those of the current year.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

2.       INVESTMENTS

         Major categories of net investment income for the years ended December 31 are summarized as follows:

                               1994          1993          1992
                             -------       -------       -------
Fixed maturities...........  $38,230       $39,243       $37,718
Equity securities..........      572           485           656
Mortgage loans on
  real estate..............    2,376         3,331         4,721
Policy loans...............    3,006         3,082         3,301
Short-term investments.....      997         1,053         1,094
Investment real estate.....    1,819         1,820         2,215
Other investments..........      288           583           823
                             -------       -------       -------
                              47,288        49,597        50,528
Less investment expenses...    2,412         2,777         3,601
                             -------       -------       -------
Net investment income......  $44,876       $46,820       $46,927
                             =======       =======       =======
Realized investment gains (losses) for the years ended December 31 are summarized as follows:

                               1994          1993          1992
                             -------       -------       -------

Fixed maturities.........    $   624       $ 3,306       $ 2,799
Equity securities........      1,750           310           658
Mortgage loans on real
 estate..................        139          (205)         (311)
Investment real estate...       (230)         (671)       (3,093)
Other investments........         40            33             0
                             -------       -------       -------
Total realized investment
  gains..................    $ 2,323       $ 2,773       $    53
                             =======       =======       =======
Included in realized investment gains (losses) for the years ended
December 31 are adjustments for other than temporary impairments to the carrying value of investments, as follows:

                               1994          1993          1992
                             -------       -------       -------

Fixed maturities.........    $     0       $   (17)      $  (199)
Equity securities........          0          (100)         (167)
Mortgage loans on real
 estate..................          0          (235)         (350)
Investment real estate...          0             0        (3,937)
                             -------       -------       -------
Total impairments........    $     0       $  (352)      $(4,653)
                             =======       =======       =======

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

         The increase (decrease) in unrealized gains (losses) on fixed maturities and equity securities for the years ended December 31 is summarized as follows:

                              1994         1993         1992
                            --------     --------     --------
Fixed maturities held to
  maturity...............  $(33,678)     $      0     $     0
  (not tax effected)
Fixed maturities.........  $      0         2,020      (6,792)
  (not tax effected)
Fixed maturities available
  for sale...............  $(14,817)     $      0     $     0
  (net of applicable
   deferred taxes)
Equity securities........  $ (1,698)     $  1,451     $   455
  (net of applicable
   deferred taxes)

         Gross unrealized gains pertaining to equity securities were $0.1 million and $2.4 million and gross unrealized losses were $0.8 million and $0.5 million, before tax effect, at December 31, 1994 and 1993, respectively.

         Certain investments, principally fixed maturities and mortgage loans on which the accrual of interest has been discontinued, amounted to $0.2 million and $1.3 million at December 31, 1994 and 1993, respectively.

         Certain investments totalling $358.7 million and $324.9 million, principally fixed maturities and mortgage loans, were on deposit with insurance departments of various states for the protection of policyholders at December 31, 1994 and 1993, respectively.

         Of the fixed maturity investments, $3.4 million at amortized cost, less other than temporary impairments, were rated as below investment grade as of December 31, 1994. These investments have an associated market value of $3.1 million. As of December 31, 1993, $8.8 million at amortized cost, with an associated market value of $9.1 million, were rated as below investment grade. Most of these securities have been evaluated by the National Association of Insurance Commissioners and found to be suitable for reporting at amortized cost. The Company does not expect these investment holdings to result in a material adverse effect on either the financial condition or results of operations. The Company's investment strategy is to hold fixed income instruments to maturity

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)


and to recognize other than temporary impairments on those investments where reduction in amounts to be received at maturity is likely.

         The amortized cost and fair values of investments in fixed maturities as of December 31, 1994 are as follows:

FIXED MATURITIES HELD TO MATURITY

                                        Gross     Gross
                           Amortized Unrealized Unrealized    Fair
                              Cost      Gains     Losses      Value
                           --------- ---------- ----------  ---------
U.S. Treasury securities
 and obligations of U.S.
 government or other U.S.
 government corporations
 or agencies.............  $ 96,744  $    68    $ 12,864    $ 83,948

Obligations of states and
 political subdivisions..       251        8           0         259

Debt securities issued by
 foreign governments.....        22        0           3          19

Corporate securities.....     5,188      119          83       5,224

Private mortgage-backed
 securities.............    171,213      793      18,265     153,741
                           --------  --------   --------    --------

Total..................... $273,418  $   988    $ 31,215    $243,191
                           ========  =======    ========    ========

         Included in U.S. government obligations are $94.0 million of mortgage-backed securities at amortized cost, with an associated fair value of $81.4 million, of which $67.0 million carry a U.S. government or quasi-government guarantee.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)


FIXED MATURITIES AVAILABLE FOR SALE

                                        Gross     Gross
                           Amortized Unrealized Unrealized    Fair
                              Cost      Gains     Losses      Value
                           --------- ---------- ----------  ---------
U.S. Treasury securities
and obligations of U.S.
 government or other U.S.
 government corporations
 or agencies.............  $ 80,413  $    591   $  2,555    $ 78,449

Obligations of states and
 political subdivisions..     3,650         2        355       3,297

Corporate securities.....    30,377       673        579      30,471

Private mortgage-backed
 securities..............   120,097         0     13,669     106,428
                           --------  --------   --------    --------

Total....................  $234,537  $  1,266   $ 17,158    $218,645
                           ========  ========   ========    ========


         Included in U.S. government obligations are $64.2 million of mortgage-backed securities at amortized cost, with an associated fair value of $62.5 million, of which $50.2 million carry a U.S. government or quasi-government guarantee. Included in obligations of states and political subdivisions are $3.2 million of mortgage-backed securities at amortized cost, with an associated fair value of $2.8 million, which carry guarantees of various states.

         The amortized cost and fair value of fixed maturities as of December 31, 1994, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)


FIXED MATURITIES HELD TO MATURITY

                                                    Amortized                   Fair
                                                       Cost                    Value
                                                    ---------                ---------
Due in one year or less............                 $     466                $     450
Due after one year through
         five years....................                 5,454                    5,278
Due after five years through
         ten years.....................                   833                      871
Due after ten years................                     1,436                    1,439
                                                    ---------                ---------
                                                        8,189                    8,038
Mortgage-backed securities.........                   265,229                  235,153
                                                    ---------                ---------
                                                    $ 273,418                $ 243,191
                                                    =========                =========


FIXED MATURITIES AVAILABLE FOR SALE


                                                    Amortized                   Fair
                                                       Cost                    Value
                                                    ---------                ---------
Due in one year or less............                 $     726                $     720
Due after one year through
         five years....................                20,564                   20,655
Due after five years through
         ten years.....................                 9,267                    9,109
Due after ten years................                    16,560                   16,398
                                                    ---------                ---------
                                                       47,117                   46,882
Mortgage-backed securities.........                   187,420                  171,763
                                                    ---------                ---------
                                                    $ 234,537                $ 218,645
                                                    =========                =========

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)


         The amortized cost and fair values of investments in fixed maturities as of December 31, 1993 are as follows:

                                        Gross     Gross
                           Amortized Unrealized Unrealized   Fair
                              Cost      Gains     Losses     Value
                           --------- ---------- ----------  --------
U.S. Treasury securities
 and obligations of U.S.
 government or other U.S.
 government corporations
 or agencies.............. $135,816  $  2,975    $  1,038   $137,753

Obligations of states and
 political subdivisions...    4,138        57          32      4,163

Debt securities issued by
 foreign governments......    1,027        42           0      1,069

Corporate securities.....    56,690     4,618         201     61,107

Private mortgage-backed
  securities.............   260,997     4,916       1,508    264,405
                           --------  --------    --------   --------

Total....................  $458,668  $ 12,608    $  2,779   $468,497
                           ========  ========    ========   ========

         Included in U.S. government obligations are $128.5 million of mortgage-backed securities, with an associated fair value of $130.3 million, of which $91.0 million carry a U.S. government or quasi-government guarantee. Included in obligations of states and political subdivisions are $3.3 million of mortgage-backed securities, with an associated fair value of $3.3 million, which carry guarantees of various states.

         Proceeds from sales, maturities and repayments of investments in fixed maturities for 1994, 1993 and 1992 totalled $79.6 million, $192.2 million, and $168.3 million, respectively. Related gross investment gains and losses for the period were as follows:


                                                  1994         1993          1992
                                                -------       -------      -------
         Gross gains.............          $   850          $ 3,710       $ 4,286
         Gross losses............             (226)            (387)        (1,288)

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

3.       OTHER FINANCIAL INSTRUMENTS

         The following estimated fair value disclosures are limited to the reasonable estimates of the fair value of the Company's financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The disclosures exclude certain financial instruments. Therefore, presentation of the estimated fair value of assets based on the above methodology without a corresponding revaluation of liabilities associated with insurance contracts can be misinterpreted.

         POLICY LOANS

         Policy loans are issued with interest rates that range from 3 1/2% to 8%, depending on the terms of the insurance policy. Future cash flows of policy loans are uncertain and difficult to predict. As a result, management deems it impractical to calculate the fair value of policy loans.

         MORTGAGE LOANS AND REAL ESTATE

         Mortgage loans are valued at unpaid balances, net of valuation allowances and adjusted for amortization of discount or premium. The Company has not been active in mortgage lending for some time, and the carrying value of the loan portfolio has decreased from $73.0 million at December 31, 1986 to the current balance of $21.4 million. Approximately 75% of the portfolio consists of commercial loans. After comparing the yield and maturity make-up of the portfolio with current offerings of mortgage-backed securities (both residential and commercial), the Company believes that the fair value of its mortgage loans approximates its current carrying value. Real estate is valued at cost less accumulated depreciation. Appraisals are obtained on a periodic basis and adjustments are made when necessary to ensure carrying values are not in excess of the underlying market values of the property.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

4.       DEBT

         Debt as of December 31 is summarized as follows:

                                                      1994    1993
                                                     ------- -------
         Amounts due.....................          $45,000  $54,822
                                                   =======  =======

         On April 25, 1994, the Company entered into a revolving credit facility in the amount of $45 million which matures on April 25, 1999 to refinance part of its previously outstanding Revolving Underwriting Facility ("RUF") which matured at that date. The new credit facility, together with the payment of $10 million by the Company, satisfied the repayment of the RUF. Pursuant to the terms of the new credit facility, the Company will pay interest at a variable rate equal to 1.125% above the London Interbank Offered Rate (LIBOR). The debt is collateralized by the Company's stock in one of its insurance subsidiaries. There are covenants relating to the Company's activities and financial condition, including a requirement that the Company maintain a minimum net worth, as defined under the new credit facility, of $75 million.

         As of December 31, 1993, the Company's indebtedness under the RUF amounted to $54.8 million. Pursuant to the terms of the RUF, the Company paid interest at a variable rate, with a maximum rate equal to 0.30% above LIBOR. On March 6, 1991, the Company had entered into an Interest Rate Swap Agreement which fixed the LIBOR component of the RUF at 7.94% beginning April 29, 1991 through April 25, 1994.

         Interest expense included in the consolidated statements of operations was $3.6 million, $4.9 million, and $5.0 million for 1994, 1993 and 1992, respectively.

         Cash paid for interest was $4.0 million, $4.9 million, and $5.3 million for 1994, 1993 and 1992, respectively.

         Repayment of the revolving credit facility is scheduled as follows:

                 1995...........................     $    0
                 1996...........................          0
                 1997...........................      4,583
                 1998...........................      9,167
                 1999...........................     31,250
                                                    -------
                          Total                     $45,000
                                                    =======

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

5.       FEDERAL INCOME TAXES

         Deferred tax assets and liabilities computed at the statutory rate related to temporary differences as of December 31 are as follows:

                                                               1994         1993
                                                              --------     --------
Deferred Tax Assets:
 Fixed maturities..........................                 $      0         $    340
 Fixed maturities available for sale.......                    5,403                0
 Equity securities.........................                    1,041                0
 Value of business in force................                    2,850            2,966
 Policyholder liabilities..................                    3,233            1,056
 Net operating loss and credit carryforwards                   8,274           12,363
 Other assets and liabilities..............                    3,054            3,423
                                                             -------         --------
Total deferred tax assets..................                   23,855           20,148
 Valuation allowance.......................                  (7,193)          (8,735)
                                                            -------         --------
Deferred tax assets - net
   of valuation allowance..................                   16,662           11,413
                                                             -------         --------

Deferred Tax Liabilities:
 Deferred policy acquisition costs.........                 (19,352)         (19,833)
 Fixed maturities..........................                    (447)               0
 Equity securities.........................                       0           (1,008)
 Mortgage loans and real estate............                  (3,888)          (1,850)
 Property, plant and equipment.............                    (686)            (549)
                                                            -------         --------
Deferred tax liabilities...................                 (24,373)         (23,240)
                                                            -------         --------
Total deferred taxes - net                                 $ (7,711)        $(11,827)
                                                           ========         ========

         A valuation allowance of $7.2 million and $8.7 million has been established as of December 31, 1994 and 1993, respectively, for certain capital and operating loss carryforwards and temporary differences due to the uncertainty of their eventual realization. The valuation allowance was reduced by $1.5 million during 1994 for the realization of benefits associated with the deferred tax assets related to certain real estate sold during 1994, net operating losses utilized in 1994, and temporary differences of the non-life companies. The valuation allowance was reduced by $0.6 million during 1993 for the realization of benefits associated with the sale of certain real estate assets. The valuation allowance against deferred tax assets will be continually evaluated and adjustments will be reflected in the Statement of Operations as an increase or decrease in income tax expense.

         For 1992, under previously enacted GAAP, the total provision for federal income tax differed from amounts currently payable due to providing deferred taxes on certain items reported for financial statement purposes in periods which differed from those in which they were reported for tax purposes.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)


         Details of the deferred tax provision for the year ended December 31, 1992 are as follows:

        Deferred policy acquisition
         costs.............................                    $(1,301)
        Benefit and other policy liability
         changes...........................                      4,403
                                                               -------
                                                               $ 3,102
                                                               =======

         The Company's effective income tax rates, which varied from the statutory federal income tax rate for the years ended December 31, summarized as follows:

                                        1994      1993      1992
                                       -------   -------   -------
Statutory federal income tax rate
 applied to pre-tax income ........  $ 4,270   $ 3,869   $ 3,460
Dividends received and tax-exempt
 interest deduction................      (53)      (36)      (44)
Reduction in valuation allowance...   (1,542)     (588)        0
Distribution from Policyholders'
 Surplus Account...................      340         0         0
Operating losses for which no
 benefit has been recognized.......        0         0       739
Permanent differences related to
 sales of subsidiaries.............        0       194         0
Net effects of purchase
 accounting adjustments............        0         0      (888)
Other items, net...................       43       145       196
                                     -------   -------   -------
Income tax expense on
 income ...........................  $ 3,058   $ 3,584   $ 3,463
                                     =======   =======   =======

         Under previous life insurance company tax laws, a portion of the Company's gain from operations which was not subject to current income taxation was accumulated for tax purposes in memoranda accounts designated as the Policyholders' Surplus Accounts. The aggregate accumulation in these accounts at December 31, 1994 was approximately $8.6 million. The unrecognized deferred tax liability related to this temporary difference is $3.0 million. During 1994, the Company recognized a tax liability of $0.3 million on Prairie States' Policyholders' Surplus Account due to distributions in excess of its Shareholders' Surplus Account balance. With respect to the other Policyholders' Surplus Accounts, should the accumulation in the Policyholders' Surplus Accounts exceed certain stated maximums, or if certain other events occur, all or a portion of the Policyholders' Surplus Accounts may be subject to federal income taxes at rates then in effect. Deferred taxes have not been established for such amounts since the Company does not anticipate paying taxes on the Policyholders' Surplus Accounts.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

         For federal income tax return purposes, the Company has total estimated unused tax loss carryforwards at December 31, 1994 as follows:

                   Generated       Amount        Expiration
                   ---------      -------     -----------------
                 1986.......      $   205          2001
                 1987.......        2,748          2002
                 1988.......        6,027          2003
                 1989.......        7,791          2004
                 1990.......        3,751          2005
                 1991.......        3,816          2006
                 1992.......        2,419          2007
                 1993.......          276          2008
                                  -------
                                  $27,033
                                  =======

         For federal income tax purposes, the Company has total estimated investment tax credit carryforwards of $0.2 million which expire in years 1997 through 1999. The Company has a total estimated alternative minimum tax (AMT) carryforwards of $1.8 million which can be utilized in future tax years to reduce current taxes payable. Utilization of this AMT credit is limited to the excess, if any, of the Company's regular tax liability over its AMT liability. However, this credit can be carried forward indefinitely into future tax years. Included in the tax loss and credit carryforwards are certain amounts that may only be utilized by the company that generated the loss.

         The Company recognized tax benefits of $2.7 million in 1992 associated with certain tax loss carryforwards related to previous acquisitions. For 1992, under the then enacted GAAP pronouncements, these benefits were recorded as an adjustment to the purchase price allocation and were reflected as decreases in Deferred Income Taxes, Costs In Excess of Net Assets Acquired, and Deferred Policy Acquisition Costs in the consolidated balance sheets. For 1994 and 1993, under SFAS 109, deferred tax assets have been established for the benefits arising from net loss and credit carryforwards of the Company and its subsidiaries. Future utilization of the net loss and credit carryforwards of the life insurance companies will not affect the Company's effective tax rate in those years because the full tax benefit for these items has been reflected in the financial statements. A portion of the benefit realized from the future utilization of the net losses of the non-life companies will affect the Company's effective tax rates in those years because a valuation allowance has been established against some of these deferred tax assets.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

         Cash paid for federal income taxes was $1.0 million, $0.3 million, and $0.4 million for 1994, 1993 and 1992, respectively.

6.       REDEEMABLE PREFERRED STOCK

         The Company has authorized 5 million shares of preferred stock of which approximately 58,000 shares were issued on July 7, 1987. Each share of Series A Redeemable Preferred Stock is entitled to receive cumulative annual dividends of $6 per share. Each share of the Series A Redeemable Preferred Stock was convertible into 3.75 shares of the Company's common stock until July 7, 1994, and is convertible into 2.75 shares until July 7, 1997, subject to adjustment in certain events. The stock has a liquidation preference of $100 per share plus accrued dividends and is subject to mandatory redemption provisions which provide that no more than 80% of the original issue will be outstanding at the end of the sixth year after the issuance, with further reductions of 20% of the original issue being required in each of the following four years. During 1993, the Company completed a tender offer wherein 4,534 shares of the redeemable preferred stock were purchased for $87 per share and subsequently retired. During 1994, the Company redeemed 8,524 shares of the preferred stock at $100 per share, in accordance with the mandatory redemption provision, and subsequently retired the stock. In order to satisfy the 1995 mandatory redemption provision, the Company must redeem 9,832 additional shares by July 7, 1995.

         The remaining 4.97 million unissued shares of preferred stock may be divided into series with rights and preferences established at the discretion of the Board of Directors.

7.       STOCKHOLDERS' EQUITY AND RESTRICTIONS

         Dividend payments to the Company from its insurance subsidiaries are restricted by state insurance law as to the amount that may be paid without prior notice or approval by insurance regulatory authorities. The maximum dividend distribution which can be made to the Company by Loyal during 1995 without prior notice or approval is $3.4 million. Upon prior notice to state regulatory authorities, the maximum dividend distribution which can be made by Prairie States to Prairie National during 1995 under current insurance law is $5.6 million. This distribution would then be available to Prairie National to remit interest and principal payments due under its surplus debenture to the Company, subject to prior approval of the state regulatory authorities. The unpaid balance of the surplus debenture is $24 million at December 31, 1994.

         Dividend payments of $4.3 million and $2.1 million were made to the Company by its insurance subsidiaries during the years ended December 31, 1993 and 1992, respectively. Surplus debenture interest and principal payments were $8.4 million, $6.8 million and $1.2 million for the years ended December 31, 1994, 1993 and 1992, respectively.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)


         In connection with the 1989 acquisition of Rushmore, the policyholders of Rushmore are entitled to 90% of the statutory accounting earnings arising from the existing participating business during the ten years after the acquisition. In addition, the statutory surplus which was in existence at the date of acquisition has been distributed to the policyholders.

         Approximately 14% of the Company's insurance in force is related to participating insurance policies. A portion of the Company's earnings is allocated to these policies based on excess interest earnings, mortality savings and premium loading experience. Premium income and dividends allocated to participating policies during the past three years were as follows:

                                            1994     1993    1992
                                          -------  ------- -------
         Premium income                    $11,761 $12,924  $15,131
         Dividends allocated                 2,129   2,540    3,894

8.       STOCK OPTION AND OTHER INCENTIVE PLANS

STOCK OPTION PLAN

         Under the terms of the Company's Amended and Restated Executive Stock Option Plan (Plan), options to purchase up to the greater of 800,000 shares or 10.3% of the Company's outstanding common stock may be granted to officers and key employees. Options are granted at not less than market value on the date of grant and are exercisable during the term fixed by the Company, but not earlier than six months, nor later than ten years after the date of the grant.

Transactions for 1994, 1993, and 1992 are as follows:

                                              1994      1993    1992
                                             ------    ------  ------
                                                (Amounts in thousands
                                                 except dollar amounts)
Options outstanding, January 1.........       455      351      266
Granted................................       126      190      139
Exercised..............................        79       37        8
Cancelled..............................         5       49       46
                                           ------   ------   ------
Options outstanding, December 31.......       497      455      351
                                           ======   ======   ======

Option price range at December 31......    $2.125   $2.125   $2.125
                                              to       to       to
                                            $8.50   $6.875    $5.25
Options exercisable at December 31.....       298      236      129
Options available for grant at
  December 31..........................       303      345      449

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

         The Plan allows the Company to grant up to 800,000 Rights to officers and key employees. Rights entitle the grantee to receive the appreciation in value of the shares (the difference between market price of a common share at the time of exercise of the Rights and the base price) in cash. The Rights are exercisable during the term fixed by the Company, but in no case sooner than six months or later than ten years after the date of grant.

         No Rights were exercised or cancelled during 1994. There are currently 349,044 rights granted at exercise prices ranging from $2.125 to $5.50 per share. Compensation expense recorded in 1994, 1993 and 1992 with respect to these Rights was approximately $1.3 million, $0.7 million and $1.0 million, respectively.

DEFERRED AND INCENTIVE COMPENSATION PLANS

         The Company has various incentive and deferred compensation plans administered by the Human Resources Committee of the Board of Directors. In 1994, 1993 and 1992, the Company recognized associated expenses of approximately $680,000, $698,000, and $532,000, respectively.


9.       RELATED PARTY MATTERS

         The Company paid or accrued approximately $152,000, $209,000, and $214,000, to Desjardins Laurentian and its affiliates for various services in 1994, 1993, and 1992, respectively.

10.      EMPLOYEE BENEFIT PLANS

         The Company maintains a 401(k) profit sharing savings plan for employees who meet certain eligibility requirements. This plan provides for a Company matching contribution of 25-50% of eligible employee contributions up to 6% of salary. Supplemental Company contributions are provided based on consolidated earnings. The Company contributed approximately $152,000, $148,000 and $98,000 to the 401(k) profit sharing savings plan during 1994, 1993 and 1992, respectively, for employee matching. Effective January 1, 1993, the Company instituted a profit sharing element which provides for contributions by the Company ranging from 2-6% of the annual salary of eligible employees. Additionally, $437,000 and $425,000 were accrued in 1994 and 1993 for the plan's profit sharing element.

         In January 1993, the Company filed a standard termination notice with the Pension Benefit Guaranty Corporation (PBGC) for the purpose of terminating the Company's former defined benefit pension plan. The Company ceased to accrue benefits for service cost as of December 31, 1992, and all participants in the plan became fully vested at that date. On March 22, 1993 a favorable determination was issued by the Internal Revenue Service on the plan termination. The Company then distributed plan assets to vested participants in accordance with PBGC established formulas. The Company made funding contributions of $1.1 million during 1993 to satisfy all

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)


plan obligations. Distributions were in the form of either a rollover to the Company 401(k) profit sharing savings plan, a purchase of a non- participating annuity contract, or a lump sum cash payment.

11.      REINSURANCE

         The Company is contingently liable with respect to reinsurance ceded in that the liability for such reinsurance would become that of the Company upon the failure of any reinsurer to meet its obligations under a particular reinsurance agreement. The maximum liability which the Company retains on any one life is $125,000 under ordinary and group policies.

         The Company had reinsured approximately $0.8 billion of life insurance in force at December 31, 1994 and 1993. Total premium income ceded during the years ended December 31, 1994, 1993, and 1992 was $5.8 million, $6.8 million, and $6.4 million, respectively. Reinsurance recoveries for the years ended December 31, 1994, 1993 and 1992 were $7.6 million, $6.8 million and $5.7 million, respectively.

         Included in reinsurance receivables are $1.1 million and $1.7 million representing amounts recoverable for claims ceded to reinsurers as of December 31, 1994 and 1993, respectively. Included in other liabilities are $0.9 million and $0.4 million representing amounts payable for premiums ceded to reinsurers as of December 31, 1994 and 1993, respectively.

         At December 31, 1994 and 1993, reinsurance receivables amounted to $92.2 million and $39.0 million, respectively. Of the 1994 amount, $50.0 million is applicable to reinsurance activities at Assured (which was acquired by Prairie States during 1994) and is associated with two reinsurers. Excluding the amount applicable to Assured, reinsurance receivables with carrying values of $23.8 million and $25.1 million were associated with two additional reinsurers at December 31, 1994 and 1993, respectively.

12.      COMMITMENTS AND CONTINGENCIES

LEASES

         Other liabilities include a capitalized lease obligation associated with the financing and leasing of Prairie States' home office. In addition, the Company leases office space, data processing equipment and certain other equipment under operating leases.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

         Aggregate maturities of the capitalized lease obligation and future minimum aggregate rental payments required under non-cancelable operating leases as of December 31, 1994, are as follows:

                                     Capitalized    Operating
                                        Lease         Lease
Year ending December 31,             Obligation     Obligations
- ------------------------             -----------    -----------
     1995.............................. $  314        $  201
     1996..............................    201           111
     1997..............................      0            69
                                        ------        ------
                                           515        $  381
     Less amount representing interest.     39        ======
                                        ------
                                        $  476
                                        ======

         Rental expense for operating leases was approximately $0.6 million in 1994, $0.7 million in 1993, and $1.7 million in 1992.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

         The Company had been a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its own exposure to fluctuations in interest rates. At December 31, 1993, the Company was a party to a five year Revolving Underwriting Facility (RUF) for maximum unsecured borrowings of $54.8 million maturing in April of 1994. Pursuant to the RUF, the Company paid interest at a variable rate, with a maximum rate equal to 0.30% above the London Interbank Offered Rate (LIBOR). On March 6, 1991, the Company entered into an Interest Rate Swap Agreement (Swap
Agreement) to reduce the impact of changes in interest rates on its floating long-term debt. The Swap Agreement was with a commercial bank for a notional amount of $55 million. This agreement effectively changed the Company's interest rate exposure on the RUF from a floating LIBOR rate to a fixed LIBOR rate of 7.94%. The Company had been exposed to interest rate risk in the event of nonperformance by the commercial bank. The Swap Agreement matured at the time of the RUF maturity. The Company has not entered into a Swap Agreement or any other agreement which would effectively fix the interest rate on the Company's refinanced debt.

INVESTMENT PORTFOLIO CREDIT RISK

         BONDS:

         The Company's bond investment portfolio is predominantly comprised of investment grade securities. At December 31, 1994, approximately $3.4 million in debt securities, at amortized cost (0.7% of debt securities) are considered "below investment grade". Securities are classified as "below investment grade" by utilizing rating criteria employed by independent bond rating agencies.

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

         The Company has approximately 88% of its $508 million fixed maturity portfolio (amortized cost basis) invested in assets of either U.S. government agency pass-through mortgages (GNMA, FNMA, or FHLMC) or "private-label" mortgage-backed securities as of December 31, 1994.

         MORTGAGE LOANS:

         Mortgage loans are primarily related to underlying real property investments in office and apartment buildings and retail/commercial and industrial facilities.

         At December 31, 1994, delinquent mortgage loans (i.e., loans where payments on principal and/or interest are over 60 days past due) amounted to $0.4 million, or 1.9% of the loan portfolio. The Company had loans outstanding in the states of Colorado and Florida, with combined principal balances in the aggregate approximating $9.8 million.

LITIGATION

         The Company is involved in certain litigation arising in the ordinary course of business. Management does not anticipate any judgments against the Company in excess of liabilities already established which would have a material impact, individually or in the aggregate, on the financial position or results of operations of the Company.

13.      STATUTORY FINANCIAL STATEMENTS

         Insurance subsidiaries of the Company are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these financial statements differ from GAAP. Consolidated net income and shareholders' equity on a statutory basis for the insurance companies for the years ended December 31 are as follows:


                                             1994       1993       1992
                                           -------    -------    -------
Net income........................         $ 11,702   $ 7,625    $ 6,298

Capital and surplus...............           60,012    59,167     55,240

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

14.      SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED).


                             FIRST     SECOND     THIRD    FOURTH
                            QUARTER    QUARTER   QUARTER   QUARTER
                            -------    -------   -------   -------
 1994
 ----
REVENUES:
Premiums................... $19,276    $21,377   $22,802   $22,296
Net investment income......  10,996     10,963    11,439    11,478
Realized investment
  gains (losses)...........   1,622        758        87      (144)
Other income...............     866        790     1,447     1,632
                            -------    -------   -------   -------
                             32,760     33,888    35,775    35,262
                            -------    -------   -------   -------

BENEFITS AND EXPENSES:
Benefits and settlement
  expenses................   18,348     19,751    21,222    19,692
Amortization of deferred..
  policy acquisition costs    3,468      3,217     4,144     3,739
Insurance and other.......
  expenses................    7,806      7,749     7,255     8,728
                            -------    -------   -------   -------
                             29,622     30,717    32,621    32,159
                            -------    -------   -------   -------

Income before income taxes.   3,138      3,171     3,154     3,103

INCOME TAX EXPENSE (BENEFIT):
Current...................      100        100       300       645
Deferred..................      810        693       457       (47)
                            -------    -------   -------   -------
                                910        793       757       598
                            -------    -------   -------   -------

NET INCOME................  $ 2,228    $ 2,378   $ 2,397   $ 2,505
                            =======    =======   =======   =======

EARNINGS
  PER SHARE...............  $  0.29    $  0.30   $  0.31   $  0.32
                            =======    =======   =======   =======

                (All Dollar Amounts In Tables Are In Thousands,
                           Except Per Share Amounts)

14.      SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED).
         (CONTINUED)

                                   FIRST     SECOND     THIRD    FOURTH
                                 QUARTER    QUARTER   QUARTER   QUARTER
                                 -------    -------   -------   -------
 1993
 ----
REVENUES:
Premiums..................       $19,664    $20,650   $21,078   $20,051
Net investment income.....        11,353     12,030    12,468    10,969
Realized investment gains.           236      1,028       851       658
Other income..............           906        952     1,120       240
                                 -------    -------   -------   -------
                                  32,159     34,660    35,517    31,918
                                 -------    -------   -------   -------
BENEFITS AND EXPENSES:
Benefits and settlement
  expenses................        19,442     19,753    20,759    17,161
Amortization of deferred
  policy acquisition costs         3,164      3,164     2,857     4,041
Insurance and other
  expenses................         7,156      8,778     8,849     7,752
                                 -------    -------   -------   -------
                                  29,762     31,695    32,465    28,954
                                 -------    -------   -------   -------
Income before income taxes
 and cumulative effect of
 accounting change........         2,397      2,965     3,052     2,964

INCOME TAX EXPENSE (BENEFIT):
Current...................            50        160       190      (150)
Deferred..................           645        756       765     1,168
                                 -------    -------   -------   -------
                                     695        916       955     1,018
                                 -------    -------   -------   -------

Income before cumulative
 effect of accounting change       1,702      2,049     2,097     1,946

CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE:
 Adoption of SFAS 109.....           400          0         0         0
                                 -------    -------  --------   -------

NET INCOME                       $ 2,102    $ 2,049   $ 2,097   $ 1,946
                                 =======    =======   =======   =======

EARNINGS PER SHARE:

Income before cumulative
 effect of accounting
 change...................       $  0.22    $  0.26   $  0.27   $  0.25
Cumulative effect of
 accounting change:
 Adoption of SFAS 109.....          0.05       0.00      0.00      0.00
                                 -------    -------   -------   -------


NET INCOME................       $  0.27    $  0.26   $  0.27   $  0.25
                                 =======    =======   =======   =======

                         LAURENTIAN CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (Dollars In Thousands)

                                                        March 31,  December 31,
                                                          1995         1994
                                                        ---------  ------------
                                                       (Unaudited)

ASSETS

Investments:
  Fixed maturities held to maturity, at
    amortized cost (market, 1995 - $259,136;
    1994 - $243,191)  . . . . . . . . . . . . . . .     $ 277,624   $ 273,418
  Fixed maturities available for sale, at
    market (amortized cost, 1995 - $227,092;
    1994 - $234,537)  . . . . . . . . . . . . . . .       220,138     218,645
  Equity securities, at market (cost,
    1995 - $11,226; 1994 - $11,313) . . . . . . . .        11,124      10,638
  Mortgage loans on real estate . . . . . . . . . .        20,826      21,420
  Investment real estate  . . . . . . . . . . . . .         3,997       4,489
  Policy loans  . . . . . . . . . . . . . . . . . .        50,290      50,600
  Short-term investments  . . . . . . . . . . . . .        12,330       1,616
                                                        ---------   ---------

        TOTAL INVESTMENTS . . . . . . . . . . . . .       596,329     580,826

Cash  . . . . . . . . . . . . . . . . . . . . . . .        13,528      20,250
Accounts, notes and premiums receivable . . . . . .        13,788       5,379
Reinsurance receivables . . . . . . . . . . . . . .        70,982      92,170
Accrued investment income . . . . . . . . . . . . .         6,016       6,190
Deferred policy acquisition costs . . . . . . . . .        74,830      74,085
Costs in excess of net assets of business
  acquired  . . . . . . . . . . . . . . . . . . . .         7,287       7,362
Property and equipment, net . . . . . . . . . . . .        11,350      11,738
Other assets  . . . . . . . . . . . . . . . . . . .         3,558       3,535
Assets held in separate accounts  . . . . . . . . .       223,969     226,351
                                                        ---------   ---------

        TOTAL ASSETS  . . . . . . . . . . . . . . .     $1,021,637  $1,027,886
                                                        ==========  ==========





            SEE NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                         LAURENTIAN CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (Dollars In Thousands)

                                                                            March 31,      December 31,
                                                                              1995             1994
                                                                           ----------       ----------
                                                                                  (Unaudited)
LIABILITIES
Policy liabilities and accruals:
  Future policy benefits  . . . . . . . . . . . . . . . . . . . .          $  437,185       $  436,318
  Unearned premiums . . . . . . . . . . . . . . . . . . . . . . .               1,643            1,710
  Other policy claims and benefits payable  . . . . . . . . . . .              11,911           12,033
                                                                           ----------       ----------

Total policy liabilities and accruals . . . . . . . . . . . . . .             450,739          450,061

Other policyholders' funds  . . . . . . . . . . . . . . . . . . . . . . . .   164,755          179,143
Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    45,000           45,000
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14,449           17,289
Current income taxes  . . . . . . . . . . . . . . . . . . . . . .                 241              241
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .    11,826            7,711
Liabilities related to separate accounts  . . . . . . . . . . . .             223,969          226,351
                                                                           ----------       ----------

     TOTAL LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . .   910,979          925,796
                                                                           ----------       ----------

Commitments and contingent liabilities

Redeemable preferred stock, Series A Convertible,
  $.01 par value, at redemption value
    Shares authorized:  5 million
    Shares issued:  57,767
    Outstanding: 32,939 . . . . . . . . . . . . . . . . . . . . . . . . . .     3,294            3,294
                                                                           ----------       ----------

STOCKHOLDERS' EQUITY
Common stock, $.05 par value
  Shares authorized: 20 million
  Shares issued: 8,111,496  . . . . . . . . . . . . . . . . . . . . . . . .       406              406
Capital in excess of par value  . . . . . . . . . . . . . . . . .              59,127           59,127
Net unrealized investment (losses),
  net of tax  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (4,657)         (10,934)
Treasury stock, at cost (shares
  outstanding: 524,098) . . . . . . . . . . . . . . . . . . . . . . . . . .    (2,656)          (2,656)
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    55,144           52,853
                                                                           ----------       ----------

     TOTAL STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . .             107,364           98,796
                                                                           ----------       ----------

       TOTAL LIABILITIES, PREFERRED STOCK
        AND STOCKHOLDERS' EQUITY  . . . . . . . . . . . . . . . .          $1,021,637       $1,027,886
                                                                           ==========       ==========





             SEE NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                         LAURENTIAN CAPITAL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Dollars in thousands, except per share data)
                                  (Unaudited)

                                                                       Three Months Ended March 31,
                                                                      1995                      1994
                                                                    --------                  --------
Revenues:
  Premiums  . . . . . . . . . . . . . . . . . . . . . . .           $ 23,529                  $ 19,276
  Net investment income . . . . . . . . . . . . . . . . .             11,583                    10,996
  Realized investment gains . . . . . . . . . . . . . . .                510                     1,622
  Other income  . . . . . . . . . . . . . . . . . . . . .              1,405                       866
                                                                    --------                  --------
    Total revenues  . . . . . . . . . . . . . . . . . . .             37,027                    32,760
                                                                    --------                  --------

Benefits and expenses:
  Benefits and settlement expenses  . . . . . . . . . . .             22,388                    18,348
  Amortization of deferred
    policy acquisition costs  . . . . . . . . . . . . . .              3,801                     3,468
  Insurance and other expenses  . . . . . . . . . . . . .              7,367                     7,806
                                                                    --------                  --------
    Total benefits and expenses . . . . . . . . . . . . .             33,556                    29,622
                                                                    --------                  --------

Income before income taxes  . . . . . . . . . . . . . . .              3,471                     3,138
Income tax expense:
  Current . . . . . . . . . . . . . . . . . . . . . . . .                300                       100
  Deferred  . . . . . . . . . . . . . . . . . . . . . . .                880                       810
                                                                    --------                  --------
                                                                       1,180                       910
                                                                    --------                  --------

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . .           $  2,291                  $  2,228
                                                                    ========                  ========

Net income available to common
    shareholders:
  Net income  . . . . . . . . . . . . . . . . . . . . . .           $  2,291                  $  2,228
  Less: accrued dividends on
    preferred stock . . . . . . . . . . . . . . . . . . .                 51                        63
                                                                    --------                  --------

                                                                    $  2,240                  $  2,165
                                                                    ========                  ========

Earnings per share  . . . . . . . . . . . . . . . . . . .           $   0.30                  $   0.29
                                                                    ========                  ========
Weighted average shares
  outstanding (in thousands)  . . . . . . . . . . . . . .              7,587                     7,549
                                                                    ========                  ========

             SEE NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                         LAURENTIAN CAPITAL CORPORATION
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION:

The Interim Consolidated Financial Statements should be read in conjunction with the following notes and with the Notes to the Consolidated Financial Statements included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994. In the opinion of management, the financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of March 31, 1995 and the results of operations and statements of cash flows for the three month periods ended March 31, 1995 and 1994.

The consolidated financial statements include, after intercompany eliminations, Laurentian Capital Corporation (individually or collectively with its subsidiaries, the "Company"), and its principal wholly-owned subsidiaries Loyal American Life Insurance Company ("Loyal"), Prairie States Life Insurance Company ("Prairie"), and Rushmore National Life Insurance Company ("Rushmore"), as well as its other subsidiaries as disclosed on Exhibit 22 of the Company's 1994 Form 10-K filing.

The results of operations for the three month period ended March 31, 1995 are not necessarily indicative of the results to be expected for the full year. Certain prior year information has been reclassified to conform with the current year's presentation.

NOTE 2 - INVESTMENTS:

Of the fixed maturity investments, $3.3 million at amortized cost, less permanent impairments, were rated as below investment grade as of March 31, 1995. These investments had an associated market value of $3.4 million. As of December 31, 1994, $3.4 million at amortized cost, less permanent impairments, with an associated market value of $3.1 million were rated as below investment grade. Most of these securities have been evaluated by the National Association of Insurance Commissioners and found to be suitable for reporting at book value for statutory reporting purposes. No material effect is expected from these holdings on the Company's financial condition or the results of operations. The Company's investment strategy is to hold fixed income instruments to maturity and to recognize permanent impairments on those investments where reduction in amounts to be received at maturity is likely.
                                       .

                         LAURENTIAN CAPITAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
                                   (Unaudited)

                                                                                    Three Months Ended March 31,
                                                                                   1995                      1994
                                                                                 --------                  --------
Cash flows from operations:
 Net income . . . . . . . . . . . . . . . . . . . . . . . . . . .                $  2,291                  $  2,228
 Adjustments to reconcile net income
 to net cash provided by operating activities:
  Deferred income taxes   . . . . . . . . . . . .                                     880                       810
  Increase in policy liabilities and accruals,
    policyholders' funds and current income taxes                                   6,457                     2,915
  Decrease (increase) in accrued investment income
    and accounts and notes receivable . . . . . .                                     (61)                       37
  Decrease in other liabilities     . . . . . . . . . . .                          (2,969)                   (1,433)
  Amortization of deferred policy acquisition costs                                 3,801                     3,468
  Policy acquisition costs deferred . . . . . . . . . . .                          (4,886)                   (2,637)
  Depreciation expense  . . . . . . . . . . . . . . . . .                             342                       373
  Amortization of goodwill  . . . . . . . . . . . . . . . . . . .                      75                        66
  Realized investment gains . . . . . . . . . . . . . . .                            (510)                   (1,622)
  Other reconciling adjustments, net  . . . . . . . . . .                            (923)                   (1,789)
                                                                                 --------                  --------
    Net cash provided by operating activities . .                                   4,497                     2,416
                                                                                 --------                  --------

Cash flows from investing activities:
  Sale of fixed maturities available for sale . .                                  30,972                         0
  Sale of fixed maturities held to maturity . . . . . . .                               0                         0
  Sale of other investments . . . . . . . . . . . . . . . . . . .                   5,536                         0
  Maturity or repayment of investments  . . . . .                                   6,079                    36,517
  Purchases of investments  . . . . . . . . . . . . . . . . . . .                 (43,279)                  (49,146)
  Purchases of property and equipment . . . . . .                                    (127)                     (430)
  Net (increase) decrease in short-term investments                               (10,714)                    9,667
  Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . .                     314                         0
                                                                                 --------                  --------
    Net cash (used in) investing activities . . .                                 (11,219)                   (3,392)
                                                                                ---------                  --------

Cash flow from financing activities:
  Proceeds from borrowing . . . . . . . . . . . . . . . .                               0                        26
                                                                                ---------                  --------

    Net cash provided by financing activities . .                                       0                        26
                                                                                ---------                  --------

Net decrease in cash  . . . . . . . . . . . . . . . . . .                          (6,722)                     (950)
Cash at beginning of period . . . . . . . . . . . . . . . . . . .                  20,250                     8,722
                                                                                ---------                  --------
Cash at end of period . . . . . . . . . . . . . . . . . .                        $ 13,528                  $  7,772
                                                                                 ========                  ========

Supplemental disclosure of cash flow information:
  Cash paid for interest expense  . . . . . . . .                                $    862                  $  1,165
  Cash paid for federal income taxes  . . . . . .                                     300                        30





            SEE NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                                                                         ANNEX A


    Annex A will contain American Annuity Group, Inc.'s Form 10-K for the fiscal year ended December 31, 1994, as amended, which is incorporated herein by reference.

                                                                         ANNEX B


    Annex B will contain American Annuity Group, Inc.'s Form 10-Q for the quarter ended March 31, 1995, which is incorporated herein by reference.

  No dealer, salesperson or other person has been authorized to give any information or make any representation not contained in this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy Securities to any person in any jurisdiction or in any circumstances in which such offer would be unlawful. Neither delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date of this Prospectus or that the information contained herein is correct as of any time subsequent to its date.


                           -------------------------

                 TABLE OF CONTENTS

                                               Page
                                               ----
Available Information . . . . . . . . . . . . . .

Documents Incorporated by Reference . . . . . . .

Prospectus Summary  . . . . . . . . . . . . . . .

Investment Considerations . . . . . . . . . . . .

Use of Proceeds . . . . . . . . . . . . . . . . .

Price Range of Common Stock . . . . . . . . . . .

Dividend Policy . . . . . . . . . . . . . . . . .

Capitalization  . . . . . . . . . . . . . . . . .

Acquisition of Laurentian . . . . . . . . . . . .

Selected Historical Financial
  Information of AAG . . . . . . . . . . . . . .

Unaudited Pro Forma Financial
  Information  . . . . . . . . . . . . . . . . .

The Rights Offering . . . . . . . . . . . . . . .

Federal Income Tax Considerations . . . . . . . .

Description of Capital Stock  . . . . . . . . . .

Legal Matters . . . . . . . . . . . . . . . . . .

Experts . . . . . . . . . . . . . . . . . . . . .

Index to Financial Statements . . . . . . . .   F-1


                               AMERICAN ANNUITY
                                  GROUP, INC.



                       [3,950,000] SHARES OF COMMON STOCK
                      ISSUABLE UPON EXERCISE OF RIGHTS TO
                          SUBSCRIBE FOR THOSE SHARES




                                  __________

                                  PROSPECTUS
                                  __________






                                ________, 1995




                          SECURITIES TRANSFER COMPANY
                                EXCHANGE AGENT

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee . . . . . . . . . . . . . . . . . . . .  $13,451
NYSE Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45,000
Fees and expenses of the Exchange Agent . . . . . . . . . . . . . . . . . . . . . . . . . .   25,000
Printing and engraving expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   50,000
Legal Fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10,000
Accounting Fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7,500
Blue Sky Fees and expenses (including fees and expenses of counsel) . . . . . . . . . . . .    1,000
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,500
                                                                                              ------

    Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $154,451
                                                                                            ========

- ---------------------

* All fees are estimated except for the Securities and Exchange Commission registration fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors, officers, employees or agents to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), whenever they are defendants or threatened to be made defendants in any legal or administrative proceeding by reason of their relationship with the Company. Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court shall deem proper.

    The Company is empowered by Section 102(b)(7) of the DGCL to include a provision in its Certificate of Incorporation that limits a director's liability to the Company or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. The Certificate of Incorporation states that directors shall not be liable for monetary damages for breaches of their fiduciary duty to the fullest extent permitted by the DGCL.

    The Company maintains insurance policies under which directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
- -------           --------------------------------------------------------
4.1               Indenture dated as of February 2, 1993, between the Registrant and Star Bank, National Association, as Trustee,
                  relating to the Registrant's 11-1/8% Senior Subordinated Notes due 2003, incorporated herein by reference to
                  Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 5, 1993.
4.2               Indenture dated as of August 18, 1993, between the Registrant and NationsBank, National Association, as Trustee,
                  relating to the Registrant's 9-1/2% Senior Notes due 2001, incorporated herein by reference to Exhibit 4.1 to the
                  Registrant's Registration Statement on Form S-2 dated August 11, 1993.
5                 Opinion of Mark F. Muething, Esq., Senior Vice President, General Counsel and Secretary of the Company regarding the legality of the Underlying Shares.
10.1              Agreement of Allocation of Payment of Federal Income Taxes, dated December 31, 1992, between American Financial
                  Corporation and the Registrant incorporated herein by reference to Exhibit 10.12 to the Registrant's
                  Registration on Form S-2 dated January 7, 1993.
10.2              Assignment of Tax Allocation Payments dated December 31, 1992, between American Financial Corporation and the
                  Registrant incorporated herein by reference to Exhibit 10.15 to the Registrant's Registration Statement on
                  Form S-2 dated January 7, 1993.
10.3              Agreement for the Allocation of Federal Income Taxes dated May 13, 1974, between American Financial Corporation and Great American Life Insurance Company, as supplemented on January 1, 1987 incorporated herein by reference to
                  Exhibit 10.16 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.
10.4              Investment Services Agreement, dated December 31, 1992, between Great American Life Insurance Company and
                  American Money Management Corporation incorporated herein by reference to Exhibit 10.17 to the Registrant's
                  Registration Statement on Form S-2 dated January 7, 1993.
10.5              Common Stock Registration Agreement, dated December 31, 1992, between the Registrant and American Financial
                  Corporation and its wholly owned subsidiary Great American Insurance Company incorporated herein by reference to
                  Exhibit 10.22 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.
10.6              Common Stock Registration Agreement, dated December 31, 1992, between the Registrant and Chiquita Brands
                  International, Inc. and Great American Life Insurance Company incorporated herein by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-2 dated January 7, 1993.
10.7              American Annuity Group's 1993 Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.8 to the Registrant's Form 10-K for 1993.
10.8              Credit Agreement dated as of January 31, 1994 amended and restated as of December 7, 1994 incorporated herein by reference to Exhibit 99.1 to the Registrant's Form 10-K for 1994.
13                Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.
23.1              Consent of Mark F. Muething (included as part of Exhibit 5).
23.2              Consent of Ernst & Young, L.L.P.
24                Powers of Attorney pursuant to which amendments to the Registration Statement may be filed (included on signature page of the Registration Statement).
99.1              Form of Subscription Rights Certificate
99.2              Form of Instructions as to Use of Subscription Rights Certificate
99.3              Form of Letter to Stockholders
99.4              Form of Letter to Stockholders with Addresses Outside the United States and Canada or APO or FPO Addresses

99.5              Form of Letter to Nominee Holders
99.6              Form of Certification and Request for Additional Rights
99.7              Form of Nominee Holder Oversubscription Certification
99.8              Form of Letter from Nominee Holders to Beneficial Owners
99.9              Form of Notice of Guaranteed Delivery
99.10             Form of DTC Participant Oversubscription Exercise Form

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;"

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on July __, 1995.


                                        AMERICAN ANNUITY GROUP, INC.


                                        By:_____________________________________
                                               Robert A. Adams
                                               Executive Vice President


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Those persons whose names are marked with an asterisk (*) below hereby designate William J. Maney or Mark F. Muething as their attorney-in-fact to sign all amendments, including post-effective amendments, to this Registration Statement.

    NAME                                             POSITION
    ----                                             --------
________________________________________
Carl H. Lindner *                                        Chairman of the Board and
                                                         Chief Executive Officer
                                                         (Principal Executive Officer)         July __, 1995
________________________________________
S. Craig Lindner *                                       Director and President                July __, 1995


________________________________________
Robert A. Adams *                                        Director, Executive Vice
                                                         President and Chief Operating
                                                         Officer                               July __, 1995
________________________________________
A. Leon Fergenson *                                      Director                              July __, 1995


________________________________________
Ronald G. Joseph *                                       Director                              July __, 1995


________________________________________
John T. Lawrence III *                                   Director                              July __, 1995


________________________________________
William R. Martin *                                      Director                              July __, 1995


_____________________________________________
Alfred W. Martinelli*                                    Director                              July __, 1995

_____________________________________________
Ronald F. Walker*                                        Director                              July __, 1995

_____________________________________________
William J. Maney                                         Senior Vice President
                                                         Treasurer and Chief
                                                         Financial Officer
                                                         (Principal Financial and
                                                         Accounting Officer)                   July __, 1995

256870.5